EXHIBIT 2.2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AS SEEN ON TV, INC.,

EDIETS ACQUISITION COMPANY

AND

EDIETS.COM, INC.

DATED AS OF OCTOBER 31, 2012

i

4.14.	Certain Contracts	20
4.15.	Title to Property	21
4.16.	Insurance	21
4.17.	Environmental Liability	22
4.18.	Customers and Suppliers	22
4.19.	Intellectual Property	23
4.20.	Transactions with Affiliates	24
4.21.	Labor Matters	24
4.22.	Tax Free Reorganization Treatment	25
ARTICLE V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		25
5.1.	Corporate Organization	25
5.2.	Capitalization	25
5.3.	Authority; No Violation	27
5.4.	Consents and Approvals	28
5.5.	SEC Documents; Other Reports; Controls and Procedures	28
5.6.	Financial Statements; Undisclosed Liabilities	29
5.7.	Broker’s Fees	30
5.8.	Absence of Certain Changes or Events	30
5.9.	Legal Proceedings	30
5.10.	Taxes; Tax Matters.	31
5.11.	Employees; Employee Benefit Plans	32
5.12.	Board Approval; Stockholder Vote Required	33
5.13.	Compliance with Applicable Law; Permits	34
5.14.	Certain Contracts	35
5.15.	Title to Property	35
5.16.	Insurance	36
5.17.	Environmental Liability	36
5.18.	Customers and Suppliers	37
5.19.	Intellectual Property	37
5.20.	Transactions with Affiliates	38
5.21.	Labor Matters	38
5.22.	Tax-Free Reorganization Treatment	38
5.23.	Operations of Merger Sub	39
ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		39
6.1.	Conduct of Business by the Company Prior to the Effective Time	39
6.2.	Conduct of Business by Acquiror Prior to the Effective Time	41
ARTICLE VII ADDITIONAL AGREEMENTS		43
7.1.	Regulatory Matters	43
7.2.	Access to Information	45
7.3.	Stockholder Approval	46

7.4.	Company Acquisition Proposals	47
7.5.	Acquiror Acquisition Proposals.	50
7.6.	Reasonable Best Efforts	51
7.8.	Indemnification; Directors’ and Officers’ Insurance	53
7.9.	Advice of Changes	54
7.10.	OTCQB Quotation	54
7.11.	Takeover Laws	54
7.12.	Stockholder Litigation	54
7.13.	Section 16 Matters	54
7.14.	Tax-Free Reorganization Treatment	55
7.15.	Acquiror Funding	55
7.16.	Publicity	55
7.17.	Acquiror Board	55
7.18.	Guarantees	56
7.19.	Conversion of Certain Promissory Notes	56
ARTICLE VIII CONDITIONS PRECEDENT		56
8.1.	Conditions to Each Party’s Obligation to Effect the Merger	56
8.2.	Conditions to Obligations of Acquiror and Merger Sub	57
8.3.	Conditions to Obligations of the Company	59
ARTICLE IX TERMINATION AND AMENDMENT		60
9.1.	Termination	60
9.2.	Effect of Termination	61
9.3.	Amendment	63
9.4.	Extension; Waiver	63
ARTICLE X GENERAL PROVISIONS		63
10.1.	Nonsurvival of Representations, Warranties and Agreements	63
10.2.	Expenses	63
10.3.	Notices	63
10.4.	Interpretation	64
10.5.	Counterparts	65
10.6.	Entire Agreement	65
10.7.	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	65
10.8.	Severability	66
10.9.	Publicity	66
10.10.	Assignment; Third Party Beneficiaries	66
10.11.	Construction	67
10.12.	Specific Performance	67

INDEX OF DEFINED TERMS

Acquiror	Introduction
Acquiror Acquisition Proposal	Section 7.5(e)
Acquiror Articles of Incorporation	Section 1.9
Acquiror Board	Section 5.12(a)
Acquiror Board Approval	Section 5.12(a)
Acquiror Common Stock	Section 2.1(a)
Acquiror Contract	Section 5.14(a)
Acquiror Disclosure Letter	Article V
Acquiror Expenses	Section 9.2(g)(iii)(1)
Acquiror No-Shop Period	Section 7.5
Acquiror Options	Section 2.4(a)
Acquiror Permits	Section 5.13
Acquiror Preferred Stock	Section 2.3
Acquiror Registrations	Section 5.4(a)
Acquiror Reports	Section 5.5(a)
Acquiror Warrant	Section 2.4(b)
Action	Section 4.11(c)
affiliate	Section 4.20
Agreement	Introduction
Antitrust Approvals	Section 8.1(g)
Benefit Protection Period	Section 7.7(a)
Book-Entry Shares	Section 3.1
Business Day	Section 1.4
Capitalization Date	Section 4.2
Certificate of Merger	Section 1.2
Certificates	Section 3.1
Change in Company Recommendation	Section 7.3(a)
Closing	Section 1.4
Closing Date	Section 1.4
Code	Introduction
Company	Introduction
Company Acquisition Proposal	Section 7.4(g)(i)
Company Benefit Plans	Section 7.7(a)
Company Board	Section 4.12(a)
Company Board Approval	Section 4.12(a)
Company Certificate of Incorporation	Section 1.5
Company Common Stock	Section 2.1
Company Contract	Section 4.14(a)
Company Disclosure Letter	Article 4
Company Employees	Section 7.7(a)
Company No-Shop Period Start Date	Section 7.4(a)
Company Option	Section 2.4(a)
Company Permits	Section 4.13
Company Preferred Stock	Section 4.2

Company Recommendation	Section 7.3(a)
Company Recommendation Withdrawal	Section 7.4(d)
Company Registrations	Section 4.5(a)
Company Reports	Section 4.5(a)
Company Stock Incentive Plans	Section 2.4(a)
Company Stockholders Meeting	Section 7.3(a)
Company Warrant	Section 2.4(b)
Confidentiality Agreement	Section 7.2(b)
DGCL	Section 1.1
Effective Time	Section 1.2
Environmental Laws	Section 4.17
ERISA	Section 4.11(a)
Exchange Act	Section 4.5(a)
Exchange Agent	Section 3.1
Exchange Fund	Section 3.1
Exchange Ratio	Section 2.1(b)
Form S-4	Section 4.4
GAAP	Section 4.1(a)
Governmental Entity	Section 4.4
HSR Act	Section 4.4
Indemnified Parties	Section 7.8(a)
Insurance Amount	Section 7.8(b)
IRS	Section 4.10(a)
IT Assets	Section 4.19(b)
knowledge	Section 10.4
Law	Section 4.3(b)
Liens	Section 4.2(c)
Materials of Environmental Concern	Section 4.17
Merger	Introduction
Merger Consideration	Section 2.1(b)
Merger Sub	Introduction
Multiemployer Plan	Section 4.11(b)
Note Payment	Section 2.7
Notice Period	Section 7.3(b)(iii)
Order	Section 4.9(b)
OTCBB	Section 6.1(a)(ii)
OTCQB	Section 2.2
person	Section 10.4
Plans	Section 4.11(a), Section 4.11(a)
Proprietary Rights	Section 4.19(a)
Proxy Statement/Prospectus	Section 4.4
Related Party Liabilities	Section 8.2(i)
Representatives	Section 7.2(a)
Required Company Vote	Section 4.12(b)
Requisite Regulatory Approvals	Section 8.1(b)
SEC	Section 4.4

v

Securities Act	Section 4.5(a)
SOX	Section 4.5(f)
Subsidiary	Section 4.1(b)
Superior Proposal	Section 7.4(g)(ii)
Surviving Company	Section 1.1
Tax	Section 4.10(b)(i)
Tax Return	Section 4.10(b)(ii)
Taxes	Section 4.10(b)(i)
Termination Notice Period	Section 9.1(g)
Termination Payment	Section 9.2(b)(i)
Williams Act	Section 4.5(a)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October __, 2012 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among AS SEEN ON TV, INC., a Florida corporation (“Acquiror”), EDIETS ACQUISITION COMPANY, a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), EDIETS.COM, INC., a Delaware corporation (the “Company”) and Kevin Richardson (“Richardson”) , an individual domiciled in the Commonwealth of Massachusetts and Lee Isgur (“Isgur”) an individual domiciled in the State of California (provided that Richardson and Isgur are entering into this Agreement solely for purposes of the obligation set forth in Section 7.19 herein).

WHEREAS, Acquiror, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company have determined that it is in the best interests of their respective companies and stockholders to consummate the Merger and related transactions provided for herein; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE MERGER

1.1.           The Merger.  Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.2), Merger Sub shall merge with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease.  The Company shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Company”) in the Merger, and shall continue its corporate existence under the Laws (as defined in Section 4.3(b) ) of the State of Delaware.

1.2.           Effective Time.  On the Closing Date (as defined in Section 1.4), the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the Merger shall become effective upon such filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date or time specified in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

1.3.           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4.           Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern time, on (i) the date that is the second Business Day after the satisfaction or waiver of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing or (ii) such other date or time as the parties may mutually agree (the date on which the Closing occurs, the “Closing Date”).  The Closing shall be held at the offices of Greenberg Traurig, P.A., 401 East Las Olas Boulevard, Suite 2000, Ft. Lauderdale, Florida 33301, unless another place is agreed upon by the parties.  For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in New York City are required or authorized by Law to be closed.

1.5.           Certificate of Incorporation.  At the Effective Time, the Restated Certificate of Incorporation, as amended (the “Company Certificate of Incorporation”) of the Company shall be amended and restated so as to read in its entirety as set forth on Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and of applicable Law.

1.6.           Bylaws.  At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall, by virtue of the Merger, be the bylaws of the Surviving Company until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Company and as provided by Law.

1.7.           Directors of the Surviving Company.  The board of directors of Merger Sub as of the Effective Time shall be comprised of three members, two designated by the Company and one designated by Acquiror, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

1.8.           Officers of the Surviving Company.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company, until their respective successors are duly appointed, or their earlier death, resignation or removal.

1.9.           Officers of Acquiror.  The officers of Acquiror immediately prior to the Effective Time shall be the officers of Acquiror as of the Effective Time, each to hold office in accordance with the articles of incorporation, as amended (the “Acquiror Articles of Incorporation”) and bylaws of Acquiror, until their respective successors are duly appointed, or their earlier death, resignation or removal.

ARTICLE II
CONSIDERATION

2.1.           Effect on Company Common Stock and Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”):

(a)           All shares of Company Common Stock that are (i) owned directly by the Company as treasury stock or (ii) owned directly by Acquiror shall be cancelled and retired and no shares of common stock, par value $0.0001 per share, of Acquiror (“Acquiror Common Stock”), cash or other consideration shall be delivered in exchange therefor.  All shares of Company Common Stock that are owned by any wholly owned Subsidiary (as defined in Section 4.1(b)) of the Company or by any wholly owned Subsidiary of Acquiror shall remain outstanding as shares of the Surviving Company, and no shares of Acquiror Common Stock, cash or other consideration shall be delivered in exchange therefor.

(b)           Except as otherwise provided in Section 2.1(a), and subject to Section 2.2, each share of Company Common Stock outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 3.3(a)) shall be cancelled and converted into the right to receive a number of fully paid and nonassessable shares of Acquiror Common Stock equal to the quotient of 19,077,252 shares divided by the number of shares of Company Common Stock outstanding as of the Effective Date (the “Exchange Ratio”), subject to any additional shares issued in lieu of fractional shares pursuant to Section 2.2.  For the purposes of this Agreement, the “Merger Consideration” means the right to receive the consideration described in the preceding sentence pursuant to the Merger with respect to each share of Company Common Stock.

(c)           Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Company.

2.2.           No Fractional Shares.  Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Acquiror Common Stock shall be issued in the Merger.  Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Acquiror Common Stock shall receive in lieu thereof one (1) additional share of Acquiror Common Stock. The fractional share interest of holders of Company Common Stock shall be aggregated such that no individual holder of Company Common Stock shall receive more than the one (1) share of Acquiror Common Stock with respect to any interest in fractional shares.

2.3.           Acquiror Common Stock; Acquiror Preferred Stock.  At and after the Effective Time, each share of Acquiror Common Stock and each share of preferred stock, par value $0.0001 per share, of Acquiror (the “Acquiror Preferred Stock”), if any, issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Acquiror Common Stock or Acquiror Preferred Stock, as the case may be, and shall not be affected by the Merger.

2.4.           Treatment of Options, Warrants and Other Stock Based Awards.

(a)           At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) issued pursuant to the Company’s 1999 Stock Option Plan and 2004 Equity Incentive Plan (each as amended, supplemented or otherwise modified from time to time, and collectively, the “Company Stock Incentive Plans”), whether vested or unvested, shall be assumed by Acquiror and shall be honored by Acquiror in accordance with its terms following its conversion in the Merger into an option to purchase Acquiror Common Stock (“Acquiror Options”).  From and after the Effective Time, each Company Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, a number of shares of Acquiror Common Stock equal to the product of (i) the number of shares of Company Common Stock otherwise purchasable pursuant to such Company Option and (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share, at a price per share equal to (y) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Company Option, divided by (z) the Exchange Ratio, rounded up to the nearest cent.

(b)           At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (a “Company Warrant”) listed in Section 2.4(b) of the Company Disclosure Letter shall be assumed by Acquiror and shall be honored by Acquiror in accordance with its respective terms following its conversion in the Merger into a warrant to purchase Acquiror Common Stock (an “Acquiror Warrant”). From and after the Effective Time, each Company Warrant shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Company Warrant, a number of shares of Acquiror Common Stock equal to the product of (i) the number of shares of Company Common Stock otherwise purchasable pursuant to such Company Warrant and (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share, at a price per share equal to (y) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Company Warrant, divided by (z) the Exchange Ratio, rounded up to the nearest cent.

(c)           Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise or settlement of Acquiror Options and Acquiror Warrants issued in substitution for Company Options and Company Warrants in accordance with Sections 2.4(a) and 2.4(b).  As soon as practicable after the Effective Time, Acquiror shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to Acquiror Common Stock subject to such Acquiror Options and Acquiror Warrants, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Acquiror Options and Acquiror Warrants remain outstanding.

2.5.           Withholding Rights.  Each of the Exchange Agent (as defined in Section 3.1), Acquiror or any of Acquiror’s Subsidiaries shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax (as defined in Section 4.10(n)(i)) Laws.  To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.  Notwithstanding the foregoing, (i) each holder of Company Common Stock that is to receive a distribution pursuant to this Agreement will have the sole and exclusive responsibility for the satisfaction and payment of any such withholding Tax obligations imposed on Acquiror or any of Acquiror’s Subsidiaries by any Governmental Entity (as defined in Section 4.4) on account of such distribution and (ii) no distribution will be made to or on behalf of such holder pursuant to this Agreement unless and until such holder has made arrangements satisfactory to Acquiror and the Exchange Agent for the payment and satisfaction of such withholding Tax obligations.

2.6.           Certain Adjustments.  The Exchange Ratio shall be subject to appropriate adjustments from time to time after the date of this Agreement in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Acquiror Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Acquiror’s capitalization. For the avoidance of doubt, the Exchange Ratio shall not be subject to adjustment due to the issuance of Acquiror Common Stock pursuant to the Acquiror Financing Transaction (as defined herein) or as a result of the Acquiror Financing Transaction.  Acquiror will not effect any such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Acquiror’s capitalization without the prior written approval of the Company and without ensuring that sufficient shares of Acquiror Common Stock will be authorized and available for payment as consideration for the Company Common Stock as contemplated hereby.

2.7.           Certain Payments.  At the Effective Time, Acquiror shall pay the amounts set forth in Section 2.7 of the Company Disclosure Letter (the “Note Payments”) to each of the holders of the promissory notes of the Company listed in such Section, as payment of certain of the amounts owed by the Company to the holders of such promissory notes.

ARTICLE III
EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1.           Acquiror to Make Merger Consideration Available.  At or promptly after the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with an exchange agent selected by Acquiror and acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of (a) certificates that immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Certificates”) and (b) shares in book-entry form that immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Book-Entry Shares”), for exchange in accordance with this Article III, certificates or, at Acquiror’s option, evidence of shares of Acquiror Common Stock in book-entry form in an amount sufficient to pay the aggregate Merger Consideration.  In addition, Acquiror shall deposit with the Exchange Agent the Note Payments.  For purposes of this Agreement, the “Exchange Fund” shall mean all Acquiror Common Stock and cash deposited with the Exchange Agent pursuant to this Section 3.1.

3.2.           Exchange of Certificates.

(a)            As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate immediately prior to the Effective Time whose shares of Company Common Stock were converted into the right to receive shares of Acquiror Common Stock pursuant to Section 2.1 a customary form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) containing instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and such Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Article II.  In lieu thereof, each holder of record of Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive shares of Acquiror Common Stock pursuant to Section 2.1 shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Acquiror shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, the Merger Consideration that such holder is entitled to receive pursuant to Article II, and the Book Entry Shares of such holder shall forthwith be cancelled.

(b)           No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to shares of Acquiror Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2 until such holder shall surrender such Certificate in accordance with this Article III.  After the surrender of a Certificate in accordance with this Article III, such holder thereof entitled to receive shares of Acquiror Common Stock shall be entitled to receive any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time and which theretofore had become payable with respect to whole shares of Acquiror Common Stock issuable to such holder in respect of such Certificate.

(c)           If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(d)           At and after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.

(e)           Any portion of the property deposited with the Exchange Agent pursuant to Section 3.1 that remains unclaimed by the stockholders of the Company for nine (9) months after the Effective Time shall be returned, at the request of Acquiror, to Acquiror or transferred as directed by Acquiror.  Any stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Acquiror for payment of the Merger Consideration and unpaid dividends and distributions on the Acquiror Common Stock deliverable in respect of each share of Company Common Stock held by such stockholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding anything to the contrary contained herein, none of Acquiror, Merger Sub, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such person of a bond in such amount as Acquiror or one of its Subsidiaries may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

3.3.           Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration.  Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.2, of the certificate or certificates that formerly evidenced such shares of Company Common Stock.

(b)           The Company shall give Acquiror notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company.  The Company shall not, except with the prior written consent of Acquiror (which shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Acquiror and Merger Sub that, (i) except as set forth on the Company Disclosure Letter delivered by the Company to Acquiror prior to the execution of this Agreement (the “Company Disclosure Letter”) and (ii) except as disclosed in the Company Reports (as defined in Section 4.5(a)) filed and publicly available prior to the date of this Agreement and on or after January 1, 2011 (excluding any disclosures set forth in any “risk factor” section thereof or any other disclosures included in such filings that are cautionary, predictive or forward looking in nature):

4.1.           Corporate Organization.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company or Acquiror, as the case may be, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, (x) has had or would be reasonably expected to have a material adverse effect on the business, operations, financial condition or results of operations of such party and its Subsidiaries taken as a whole or (y) prevents or materially delays, or would reasonably be expected to prevent, materially delay, such party’s ability to perform its obligations under this

Agreement or consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect on the referenced party the cause of which is (i) any change after the date of this Agreement in Laws of general applicability or published interpretations thereof by Governmental Entities, in United States generally accepted accounting principles (“GAAP”) or in regulatory accounting requirements applicable to the industries in which such party and its Subsidiaries operate, (ii) the announcement of this Agreement or compliance with the terms of, or any action of any party to this Agreement or any of its Subsidiaries expressly required to be taken by it under, this Agreement, including the loss of customers, employees or vendors demonstrably arising as a result thereof, (iii) any changes after the date of this Agreement in general economic conditions in the United States affecting the industries in which such party and its Subsidiaries operate, (iv) any changes after the date of this Agreement in conditions in the financial markets, credit markets or capital markets in the United States or any other jurisdiction in which such party or any of its Subsidiaries has substantial business or operations, including (A) changes in interest rates or currency exchange rates and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other jurisdiction in which such party or any of its Subsidiaries has substantial business or operations, (v) any changes after the date of this Agreement in conditions in the industries in which such party and its Subsidiaries conduct business, including changes in conditions in the brokerage industry generally, (vi) any changes after the date of this Agreement in global or national political conditions in the United States or any other jurisdiction in which such party or any of its Subsidiaries has substantial business or operations, (vii) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other jurisdiction in which such party or any of its Subsidiaries has substantial business or operations and (viii) any actions taken in compliance with this Agreement or which the other party has in writing expressly approved, consented to or requested; provided, that the effect of such changes or actions described in clauses (i) through (viii) above shall not be excluded to the extent of the disproportionate impact, if any, they have on such party and its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate, and provided, further, that a decrease in the trading or market prices of a party’s capital stock or any failure to meet public estimates, projections or internal budgets or forecasts shall not be considered, by itself, to constitute a Material Adverse Effect (it being understood and agreed that the facts, circumstances, events, changes, effects, developments or occurrences giving rise or contributing to such decrease or failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect).  The Company Certificate of Incorporation and bylaws of the Company, copies of which have been made available to Acquiror, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.  The Company has delivered or made available to Acquiror complete and correct copies of all actions taken by written consent and all minutes (or, in the case of draft minutes or written consents, the most recent drafts thereof) of all meetings of the Company’s stockholders, board of directors and each committee thereof since January 1, 2011.

(b)           Section 4.1(b) of the Company Disclosure Letter sets forth, as of the date hereof, each Subsidiary of the Company and all other entities in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or equity interests.  Each Subsidiary of the Company (i) is duly organized and validly existing as a corporation, limited liability company, partnership, or other entity and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except, in the case of clauses (ii) and (iii), where the failure to be so licensed or qualified to do business or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  “Subsidiary” means, with respect to any person, any corporation, partnership, joint venture, limited liability company or any other entity (i) of which such person or a subsidiary of such person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such person and/or one or more subsidiaries thereof.

4.2.           Capitalization.

(a)           The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”).  As of October 22, 2012 (the “Capitalization Date”), there were 14,310,534 shares of Company Common Stock issued and outstanding and no shares of Company Preferred Stock issued and outstanding.  As of the date of this Agreement, no shares of Company Common Stock were held in the Company’s treasury.  No other shares of Company Common Stock or Company Preferred Stock were issued or outstanding as of the Capitalization Date.  Since the Capitalization Date and through the date of this Agreement, the Company has not (x) issued or authorized the issuance of any shares of Company Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock or Company Preferred Stock, except for issuances of Company Common Stock as a result of the exercise of Company Options listed in Section 4.2(b) of the Company Disclosure Letter, (y) reserved for issuance any shares of Company Common Stock or Company Preferred Stock or (z) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Company Common Stock.  As of the date of this Agreement, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance, except for (i) an aggregate of 2,631,768 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options, (ii) 1,243,204 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Incentive Plans and not otherwise subject to issuance as provided in clause (i) herein, and (iii) 719,058 shares of Company Common Stock reserved for issuance upon conversion of outstanding warrants to purchase Company Common Stock.  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of the Company or of any of its Subsidiaries or other equity securities of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards.

(b)           The Company has provided to Acquiror a list setting forth, as of the date of this Agreement, all outstanding Company Options, Company Warrants and all other equity or equity-based awards relating to Company Common Stock, the names of the holders, optionees or grantees thereof, the date each such Company Option, Company Warrant or other award was granted, the number of shares of Company Common Stock subject to each such Company Option, or underlying each such Company Warrant or other award, the expiration date of each such Company Option, Company Warrant or other award, any vesting schedule with respect to a Company Option and the date on which each other award is scheduled to be settled or become free of restrictions and the price at which each such Company Option or Company Warrant may be exercised (or base price with respect to stock appreciation rights, if any).

(c)           Section 4.2(c) of the Company Disclosure Letter lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock or other equity interests and record and beneficial owners of such capital stock or other equity interests for each Subsidiary.  The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries, free and clear of any liens, licenses, pledges, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(d)           Except for the ownership of the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e)           The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which its stockholders may vote, and neither it nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of its capital stock, voting securities or other equity interests.  Neither the Company nor any of its Subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or rights (other than a cashless exercise of Company Options outstanding, and in accordance with the terms in effect, as of the date hereof) or to make any investment (in the form of a loan, capital contribution or otherwise) in any other person.

4.3.           Authority; No Violation.

(a)           The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the Required Company Vote (as defined in Section 4.12(b)), to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly approved by all necessary corporate and stockholder action of the Company (subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the Required Company Vote), and no other corporate or stockholder proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)           Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Certificate of Incorporation or bylaws of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 4.4 are duly obtained or satisfied, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (as defined in Section 4.4 ) (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults or other events which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

4.4.           Consents and Approvals.  Except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the stockholders of the Company to be held to vote on the adoption of this Agreement (the “Proxy Statement/Prospectus”) and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws with respect to the issuance of Acquiror Common Stock in connection with the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) the adoption of this Agreement by the Required Company Vote, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of any applicable waiting periods thereunder, (vi) the filings, approvals and consents required pursuant to applicable antitrust or competition laws of foreign Governmental Entities as set forth in Section 4.4(vi) of the Company Disclosure Letter, (vii) the consents, authorizations, approvals, filings or exemptions pursuant to the applicable provisions of federal, state or foreign securities Laws, (viii) the consents and approvals set forth in Section 4.4(viii) of the Company Disclosure Letter, and (ix) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Acquiror, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) or of or with any other third party by and on behalf of the Company or any of its Subsidiaries (or by or on behalf of any acquiror of the Company) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

4.5.           SEC Documents; Other Reports; Controls and Procedures.

(a)           The Company has filed or furnished all reports, forms, schedules, and other documents required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Williams Act of 1968, as amended (the “Williams Act”) with the SEC since January 1, 2009 (the “Company Reports”).  As of their respective dates, (i) the Company Reports complied in all material respects with the applicable requirements of the Exchange Act or the Williams Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Company Report has been revised or superseded by later-filed Company Reports, none of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, any registration statements and other documents (the “Company Registrations”) filed with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), (i) complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Company Registration has been revised or superseded by a later-filed Company Registration, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Company Subsidiary is currently required to file any form, report or other document with the SEC.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)           The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors (the “Company Board”) and in Section 4.5(b) of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c)           The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. GAAP. The Company has no knowledge of any material weaknesses in the design or operation of internal controls over financial reporting.

(d)           The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in its reports filed under the Exchange Act, including its consolidated Subsidiaries, is (A) made known to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure, and (B) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(e)           Neither the Company nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act).

(f)           The Company has not, directly or indirectly, extended, maintained, arranged or renewed personal loans to or for its directors and executive officers in violation of Section 402 of the Sarbanes-Oxley Act of 2002 (“SOX”).

(g)           Each of the “principal executive officer” of the Company (as defined in SOX) and the “principal financial officer” of the Company (as defined in SOX) has made all certifications required by Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC with respect to the Company Reports and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn.

4.6.           Financial Statements; Undisclosed Liabilities.

(a)           The financial statements of the Company (including any related notes and schedules thereto) included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown all in accordance with GAAP (subject, in the case of unaudited statements, to normal year-end adjustments, and the absence of footnotes).  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)           Except for (i) those liabilities or obligations that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC or otherwise disclosed in the Company Reports filed subsequent to the date of the filing of such annual financial statements and prior to the date hereof or (ii) liabilities or obligations incurred since December 31, 2011 in the ordinary course of business, neither Acquiror nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) other than pursuant to or as contemplated by this Agreement, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect on the Company.

4.7.           Broker’s Fees.  Neither the Company nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or financial advisory or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.

4.8.           Absence of Certain Changes or Events.  Since June 30, 2012, (i) no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) none of the Company or any of its Subsidiaries has taken any action that would have been prohibited by Section 6.1 if taken after the date of this Agreement.

4.9.           Legal Proceedings.

(a)           Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of the Company’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any material nature against the Company or any of its Subsidiaries or (ii) challenging the validity of the transactions contemplated by this Agreement and as to which (in the case of this clause (ii)) there is a reasonable possibility of an adverse determination and which, if adversely determined, would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)           There is no injunction, order, award, judgment, settlement, decree or regulatory restriction (each, an “Order”), other than those of general application that apply to similarly situated companies or their Subsidiaries, specifically imposed upon or entered into by the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries has been advised by any Governmental Entity that it is considering issuing (or is considering the appropriateness of issuing) any Order that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  To the knowledge of the Company, there are no investigations relating to any material regulatory matters pending before any Governmental Entity with respect to the Company or any of its Subsidiaries.

4.10.           Taxes; Tax Matters.

(a)           The Company and its Subsidiaries have filed all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged, other than (i) such payments as are being contested in good faith by appropriate proceedings and (ii) such filings, payments or other occurrences that could not reasonably be expected to have a Material Adverse Effect.  All such Tax returns are true, accurate and complete in all material respects.  Neither the Internal Revenue Service (“IRS”) nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert, against the Company or any of its Subsidiaries any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.  Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  The accruals and reserves for Taxes reflected in the consolidated balance sheet of the Company and the consolidated Subsidiaries as at June 30, 2012 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.  Neither the Company nor any Subsidiary has made an election under Section 341(f) of the Code.  There are no Tax liens upon any property or assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due.  Neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change could reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years.  To the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)           The Company has not engaged in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2) or any analogous provision of state or local law.  The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(c)           Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(d)           Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(e)           Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Acquiror) or (B) has any liability for the Taxes of any Person (other than Acquiror and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(f)           For purposes of this Agreement:

(i)           “Tax” or “Taxes” shall mean all federal, state, local, foreign and other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including, but not limited to income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, escheat, employment-related, commercial rent or withholding, net worth, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty, utility, environmental, value-added, recapture or other taxes, including any interest, penalties, fines and additions (to the extent applicable) thereto, whether disputed or not; and

(ii)           “Tax Return” shall mean any return, report, declaration, information return or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to any Governmental Entity with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments, supplements or attached schedules to any of the foregoing.

4.11.           Employees; Employee Benefit Plans.

(a)           Section 4.11(a) of the Company Disclosure Letter lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company or any of its Subsidiaries is a party, with respect to which the Company or any of its Subsidiaries has any obligation or which are maintained, contributed to or sponsored by the

Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries.  All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Plans”.  The Company has made available to Acquiror a true and complete copy of (i) such Plans, (ii) the most recently filed IRS Form 5500, if any, (iii) the most recent summary plan description for each Plan for which a summary plan description is required by applicable law, (iv) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Plan that is intended to qualify under Section 401(a) of the Code, and (v) the most recently prepared actuarial report or financial statement, if any, relating to a Plan.

(b)           None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA.  None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any of its Subsidiaries to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code.  None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries.  Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c)           Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such non-compliance could not reasonably be expected to have a Material Adverse Effect.  The Company and its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan.  No claim, action, suit, proceeding, arbitration, mediation or other investigation (“Action”) is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) that could reasonably be expected to have a Material Adverse Effect.

(d)           Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e)           To the knowledge of the Company, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.  Neither the Company nor any of its Subsidiaries has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan.

(f)           All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.  All such contributions have been deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority.

(g)           Section 4.11(g) of the Company Disclosure Letter lists the salaries of all directors and executive officers of the Company and its Subsidiaries as of June 30, 2012.

(h)           All directors, officers, management employees, and technical and professional employees of the Company and its Subsidiaries are under written obligation to the Company and/or its Subsidiaries, as the case may be, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company and/or its Subsidiaries all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

4.12.           Board Approval; Stockholder Vote Required.

(a)           The Company Board, by resolutions duly adopted by unanimous vote of the entire Company Board at a meeting duly called and held or via written consent in lieu thereof (the “Company Board Approval”), has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Stockholders Meeting (as defined in Section 7.3(a)).

(b)           The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock to adopt this Agreement (the “Required Company Vote”) is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(c)           The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from, and this Agreement, the Merger and the other transactions contemplated by this Agreement are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including Section 203 of the DGCL.  The Company has taken all action required to be taken by it in order to make this Agreement, the Merger and the other transactions contemplated by this Agreement comply with, and this Agreement, the Merger and the other transactions contemplated by this Agreement do comply with, the requirements of any articles, sections or provisions of the Company’s Certificate of Incorporation or bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

4.13.           Compliance with Applicable Law; Permits.  Each of the Company and its Subsidiaries is in possession of all franchises, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits could not reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay consummation of the transactions contemplated by this Agreement or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.  As of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits could not reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and could not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is in material conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound, except for any such conflicts, defaults, breaches or violations that could not reasonably be expected to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.

4.14.           Certain Contracts.

(a)           The Company has filed with the SEC copies of all material contracts (as defined in Item 601(b)(10) of Regulation S-K or required to be disclosed by the Company on a Current Report on Form 8-K) that were required to be filed with the Company Reports and there is no other contract or agreement that is material to the financial condition or results of operations of the Company and its Subsidiaries taken as a whole.  Except as could not reasonably be expected to have a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has received any claim of material default under any contract to which it is a party and none of the Company or any of its Subsidiaries is in material breach or violation of, or default under, any such contract.  Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) is referred to herein as a “Company Contract”.

(b)           Except as would not result in a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, has performed all obligations required to be performed by it to date under each Company Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default (including the non-payment of fees) on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Company Contract.  No party to any Company Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, materially change the scope of rights under or fail to renew any Company Contract and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to any Company Contract, has repudiated in writing any material provision thereof.

4.15.           Title to Property.

(a)           The Company and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations.  All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)           The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens (other than Liens (i) for Taxes, assessments and similar charges not yet due or being contested in good faith and (ii) mechanics, materialman’s, carrier’s, repairer’s and other similar Liens arising in the ordinary course of business), except, in the case of (i) and (ii), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)           All leases of real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, the Company or such Subsidiary quietly enjoys the use of the premises provided for in such lease, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Section 4.15(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all material leases of real property under which the Company or any of its Subsidiaries leases any real property or interests in real property, identifying the lessor and address thereof.  The Company has made available to Acquiror true, correct and complete copies of each such material lease of real property.

4.16.           Insurance.  The Company and its Subsidiaries are insured with financially sound insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice.  Section 4.16 of the Company Disclosure Letter contains a true, correct and complete list and a brief description (including name of insurer, broker, coverage, policy number and expiration date) of all material insurance policies in force on the date hereof with respect to the business and assets of the Company and its Subsidiaries.  The Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  No notice of cancellation has been received with respect to any of the insurance policies maintained by or on behalf of the Company or any of its Subsidiaries and there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

4.17.           Environmental Liability.  Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal Law relating to the protection of the environment or human health or safety, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.  Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, there are no past, present, or reasonably anticipated future facts, occurrences or circumstances that would reasonably be expected to give rise to any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation.  During or, to the knowledge of the Company prior to, the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials, gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, ureformaldehyde insulation, asbestos, pollutants, contaminants or other materials regulated pursuant to, or that would reasonably be expected to give rise to liability under Environmental Laws (“Materials of Environmental Concern”) in, on, under or affecting any such property which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law or relating to Materials of Environmental Concern.

4.18.           Customers and Suppliers.  Since January 1, 2011, (a) no material customer or supplier of the Company or any of its Subsidiaries has canceled or otherwise terminated its relationship with the Company or any of its Subsidiaries, (b) no material customer or supplier of the Company or any of its Subsidiaries has overtly threatened to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries and (c) the Company and its Subsidiaries have no direct or indirect ownership interest that is material to the Company and its Subsidiaries taken as a whole in any customer or supplier of the Company or any of its Subsidiaries.

4.19.           Intellectual Property.

(a)           For purposes of this Agreement, “Proprietary Rights” shall mean common law and statutory rights anywhere in the world associated with (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications, and “moral” rights, (iii) trade secrets (as defined in the Uniform Trade Secrets Act) or under applicable common Law, proprietary know-how and confidential information, (iv) trademarks, trade names and service marks, (v) Internet domain names, (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing (as applicable) and (vii) the right to enforce and recover damages for the infringement or misappropriation of for any of the foregoing.

(b)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all Proprietary Rights that are used in the conduct of their businesses free and clear of all Liens and any claims of ownership by current or former employees, contractors or other third parties, (ii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing, diluting, misappropriating or violating, nor has the Company or any of its Subsidiaries received any communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of any other person, and (iii) neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the terms or provisions of this Agreement will result in a breach of, or loss of any material benefit under, any license, sublicense or other agreement or any term or condition thereof, pursuant to which the Company grants or is granted any Proprietary Rights.  To the Company’s knowledge, no other person is infringing, diluting, misappropriating or violating, nor has the Company or any or its Subsidiaries sent any communications alleging that any person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of the Company and its Subsidiaries.  The Company and each of its Subsidiaries have taken all reasonable actions, consistent with industry practices and Law, to protect and maintain all (a) material Proprietary Rights and (b) the security, confidentiality, value and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements.  The Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and services and all associated documents (the “IT Assets”) operate and perform as necessary for the Company and its Subsidiaries to conduct their businesses.  To the Company’s knowledge, no person has gained unauthorized access to the IT Assets.  The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices and Law.  Without limiting the foregoing, the Company and its Subsidiaries (x) own or have the valid right to use the name “eDiets” in all applicable jurisdictions, free and clear of all Liens and (y) have not granted to any third party, by license or otherwise, any right or interest in or to use any such name.  No third party has asserted any rights in or to the name “eDiets”.

(c)           No Proprietary Rights of the Company or any of its Subsidiaries or related documentation is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) could require, or could condition the use or distribution of such Proprietary Rights of the Company or any of its Subsidiaries on, the disclosure, licensing, or distribution of any source code or patent rights for any portion of such Proprietary Rights of the Company or any of its Subsidiaries or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any such Proprietary Rights.

4.20.           Transactions with Affiliates.  There are no agreements, contracts, plans, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of the Company, on the other hand, except those of a type available to employees of the Company generally.  As used in this Agreement, “affiliate” means (unless otherwise specified), with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person and “control,” with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

4.21.           Labor Matters.  Neither the Company nor any of its Subsidiaries is a party to or is bound by or is currently negotiating any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.  Neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor, to the Company’s knowledge, is any such proceeding threatened, and there is no strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to the Company’s knowledge, threatened.  No material action, suit, complaint, charge, arbitration, inquiry, proceeding or, to the Company’s knowledge, claim or investigation by or before any court, governmental agency, administrative agency or commission brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company or any of its Subsidiaries’ employees is pending or, to the best knowledge of the Company, threatened which could be reasonably expected to have a Material Adverse Effect on the Company as a whole.  To the knowledge of the Company, it and each of its Subsidiaries is in material compliance with all applicable laws, agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, and each individual who is treated by the Company or its Subsidiaries as an exempt employee under any federal or state law, or as an independent contractor, is properly so treated under applicable law.  As of the date hereof, neither the Company nor any of its Subsidiaries have closed any facility or effectuated any layoffs of employees, nor has any such action or program been announced for the future, that would reasonably be expected to give rise to any material liability under the Worker Adjustment and Retraining Notification Act or any similar state or local law or regulation.

4.22.           Tax Free Reorganization Treatment.  The Company has not taken or agreed to take any action and has no knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub hereby represent and warrant to the Company that, (i) except as set forth on the Acquiror Disclosure Letter delivered by Acquiror to the Company prior to the execution of this Agreement (the “Acquiror Disclosure Letter”), and (ii) except as disclosed in the Acquiror Reports (as defined in Section 5.5(a)) filed and publicly available prior to the date of this Agreement and on or after April 1, 2011 (excluding any disclosures set forth in any “risk factor” section thereof or any other disclosures included in such filings that are cautionary, predictive or forward looking in nature):

5.1.           Corporate Organization.  Each of Acquiror and Merger Sub is duly organized and validly existing as a corporation incorporated under the Laws of the State of its incorporation. Each of Acquiror and Merger Sub has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. The copies of the certificate of incorporation and bylaws of each of Acquiror and Merger Sub which have been made available to the Company are true, correct and complete copies of such documents as in full force and effect as of the date of this Agreement.

5.2.           Capitalization.

(a)           The authorized capital stock of Acquiror consists of 750,000,000 shares of Acquiror Common Stock and 10,000,000 shares of Acquiror Preferred Stock.  As of the Capitalization Date, there were 32,370,784 shares of Acquiror Common Stock issued and outstanding and no shares of Acquiror Preferred Stock issued and outstanding.  As of the date of this Agreement, no shares of Acquiror Common Stock were held in Acquiror’s treasury.  No other shares of Acquiror Common Stock or Acquiror Preferred Stock were issued or outstanding as of the Capitalization Date.  Since the Capitalization Date and through the date of this Agreement, Acquiror has not (x) issued or authorized the issuance of any shares of Acquiror Common Stock or Acquiror Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or Acquiror Preferred Stock, except for issuances of Acquiror Common Stock as a result of the exercise of Acquiror Options listed in Section 5.2(b) of Acquiror Disclosure Letter, (y) reserved for issuance any shares of Acquiror Common Stock or Acquiror Preferred Stock or (z) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Acquiror Common Stock.  As of the date of this Agreement, no shares of Acquiror Common Stock or Acquiror Preferred Stock were reserved for issuance, except for (i) an aggregate of 1,055,000 shares of Acquiror Common Stock reserved for issuance upon the exercise of outstanding Acquiror Options, (ii) 645,000 shares of Acquiror Common Stock reserved for issuance pursuant to Acquiror Stock Incentive Plans and not otherwise subject to issuance as provided in clause (i) herein, (iii) up to 41,109,253 shares of Acquiror Common Stock reserved for issuance upon conversion of outstanding warrants to purchase Acquiror Common Stock, and (iv) 18,025,289 shares of Acquiror Common Stock reserved for issuance in connection with the Acquiror Financing Transaction, which includes 5,735,149 shares of Acquiror Common Stock issuable under price protection provisions of prior transactions.  All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Neither Acquiror nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of Acquiror or of any of its Subsidiaries or other equity securities of Acquiror or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of Acquiror or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards.

(b)           Acquiror has provided to the Company a list setting forth, as of the date of this Agreement, all outstanding Acquiror Options, Acquiror Warrants and all other equity or equity-based awards relating to Acquiror Common Stock, the names of the holders, optionees or grantees thereof, the date each such Acquiror Option, Acquiror Warrant or other award was granted, the number of shares of Acquiror Common Stock subject to each such Acquiror Option, or underlying each such Acquiror Warrant or other award, the expiration date of each such Acquiror Option, Acquiror Warrant or other award, any vesting schedule with respect to a Acquiror Option and the date on which each other award is scheduled to be settled or become free of restrictions and the price at which each such Acquiror Option or Acquiror Warrant may be exercised (or base price with respect to stock appreciation rights, if any).

(c)           Section 5.2(c) of Acquiror Disclosure Letter lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock or other equity interests and record and beneficial owners of such capital stock or other equity interests for each Subsidiary.  Acquiror owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Acquiror’s Subsidiaries, free and clear of any Liens, and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(d)           Except for the ownership of Acquiror’s Subsidiaries, neither Acquiror nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e)           Acquiror does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which its stockholders may vote, and neither it nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of its capital stock, voting securities or other equity interests.  Neither Acquiror nor any of its Subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or rights (other than a cashless exercise of Acquiror Options outstanding, and in accordance with the terms in effect, as of the date hereof) or to make any investment (in the form of a loan, capital contribution or otherwise) in any other person.

5.3.           Authority; No Violation.

(a)           Each of Acquiror and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Acquiror and the execution and delivery of this Agreement by Merger Sub, and the consummation by Acquiror and Merger Sub of the transactions contemplated by this Agreement, as applicable, have been duly and validly approved by all necessary corporate action of Acquiror and Merger Sub, and no other corporate or shareholder proceedings on the part of Acquiror or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Acquiror and Merger Sub, and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub, in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)           Neither the execution and delivery of this Agreement by Acquiror and Merger Sub, nor the consummation by Acquiror and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Acquiror and Merger Sub with any of the terms or provisions of this Agreement, as applicable, will (i) violate any provision of the Acquiror Articles of Incorporation, bylaws or similar governing documents of Acquiror, the certificate of incorporation, bylaws or similar governing documents of Merger Sub or any of the similar governing documents of any of Acquiror’s Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 5.4 are duly obtained or satisfied, (x) violate any Law applicable to Acquiror, Merger Sub or any of Acquiror’s Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of Acquiror, Merger Sub or any of Acquiror’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which Acquiror, Merger Sub or any of Acquiror’s Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults or other events which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.4.           Consents and Approvals.  Except for (i) the filing with the SEC of the Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on Form S-4 in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws with respect to the issuance of Acquiror Common Stock in connection with the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) the adoption of this Agreement by the Required Acquiror Vote, (v) any notices or filings under the HSR Act, and the expiration or termination of any applicable waiting periods thereunder, (vi) the filings, approvals and consents required pursuant to applicable antitrust or competition laws of foreign Governmental Entities as set forth in Section 5.4(vi) of Acquiror Disclosure Letter, (vii) the consents, authorizations, approvals, filings or exemptions pursuant to the applicable provisions of federal, state or foreign securities Laws, (viii) the consents and approvals set forth in Section 5.4(viii) of Acquiror Disclosure Letter, and (ix) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, no consents or approvals of, or filings or registrations with, any Governmental Entity or of or with any other third party by and on behalf of Acquiror or Merger Sub are necessary in connection with (A) the execution and delivery of this Agreement by Acquiror and Merger Sub and (B) the consummation by Acquiror of the Merger and the other transactions contemplated by this Agreement.

5.5.           SEC Documents; Other Reports; Controls and Procedures.

(a)           Acquiror has filed or furnished all reports, forms, schedules, and other documents required by the Exchange Act and the Williams Act with the SEC since May 28, 2010 (the “Acquiror Reports”).  As of their respective dates, (i) the Acquiror Reports complied in all material respects with the applicable requirements of the Exchange Act or the Williams Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Acquiror Report has been revised or superseded by later-filed Acquiror Reports, none of the Acquiror Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, any registration statements and other documents (the

“Acquiror Registrations”) filed with the SEC pursuant to the Securities Act, (i) complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Acquiror Registration has been revised or superseded by a later-filed Acquiror Registration, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Acquiror Subsidiary is currently required to file any form, report or other document with the SEC.  None of Acquiror’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)           Acquiror has disclosed, based on its most recent evaluation prior to the date hereof, to Acquiror’s auditors and the audit committee of Acquiror’s board of directors (the “Acquiror Board”) and in Section 5.5(b) of Acquiror Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal controls over financial reporting.

(c)           Acquiror maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with U.S. GAAP. Acquiror has no knowledge of any material weaknesses in the design or operation of internal controls over financial reporting.

(d)           Acquiror maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Acquiror required to be included in its reports filed under the Exchange Act, including its consolidated Subsidiaries, is (A) made known to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure, and (B) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(e)           Neither Acquiror nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act).

(f)           Acquiror has not, directly or indirectly, extended, maintained, arranged or renewed personal loans to or for its directors and executive officers in violation of Section 402 of SOX.

(g)           Each of the “principal executive officer” of Acquiror (as defined in SOX) and the “principal financial officer” of Acquiror (as defined in SOX) has made all certifications required by Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC with respect to Acquiror Reports and the statements contained in any such certifications were true and accurate as of the date such certifications were made and have not been modified or withdrawn.

5.6.           Financial Statements; Undisclosed Liabilities.

(a)           The financial statements of Acquiror (including any related notes and schedules thereto) included in the Acquiror Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Acquiror and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown all in accordance with GAAP (subject, in the case of unaudited statements, to normal year-end adjustments, and the absence of footnotes).  The books and records of Acquiror and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)           Except for (i) those liabilities or obligations that are fully reflected or reserved for in the consolidated financial statements of Acquiror included in its Annual Report filed on Form 10-K for the fiscal year ended March 31, 2012, as filed with the SEC or otherwise disclosed in the Acquiror Reports filed subsequent to the date of the filing of such annual financial statements and prior to the date hereof or (ii) liabilities or obligations incurred since March 31, 2012 in the ordinary course of business, neither Acquiror nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) other than pursuant to or as contemplated by this Agreement, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect on Acquiror.

5.7.           Broker’s Fees.  Neither Acquiror nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or financial advisory or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.

5.8.           Absence of Certain Changes or Events.  Since June 30, 2012, (i) no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror and (ii) none of Acquiror or any of its Subsidiaries has taken any action that would have been prohibited by Section 6.2 if taken after the date of this Agreement.

5.9.           Legal Proceedings.

(a)           Neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Acquiror’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any material nature against Acquiror or any of its Subsidiaries or (ii) challenging the validity of the transactions contemplated by this Agreement and as to which (in the case of this clause (ii)) there is a reasonable possibility of an adverse determination and which, if adversely determined, would not reasonably be expected to have a Material Adverse Effect on Acquiror.

(b)           There is no Order, other than those of general application that apply to similarly situated companies or their Subsidiaries, specifically imposed upon or entered into by Acquiror, any of its Subsidiaries or the assets of Acquiror or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.  Neither Acquiror nor any of its Subsidiaries has been advised by any Governmental Entity that it is considering issuing (or is considering the appropriateness of issuing) any Order that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.  To the knowledge of Acquiror, there are no investigations relating to any material regulatory matters pending before any Governmental Entity with respect to Acquiror or any of its Subsidiaries.

5.10.           Taxes; Tax Matters.

(a)           Acquiror and its Subsidiaries have filed all United States federal, state, local and non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged, other than (i) such payments as are being contested in good faith by appropriate proceedings and (ii) such filings, payments or other occurrences that could not reasonably be expected to have a Material Adverse Effect.  All such Tax returns are true, accurate and complete in all material respects.  Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of Acquiror, threatening to assert, against Acquiror or any of its Subsidiaries any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.  Neither Acquiror nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  The accruals and reserves for Taxes reflected in the consolidated balance sheet of Acquiror and the consolidated Subsidiaries as at June 30, 2012 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.  Neither Acquiror nor any Subsidiary has made an election under Section 341(f) of the Code.  There are no Tax liens upon any property or assets of Acquiror or any of Acquiror Subsidiaries except liens for current Taxes not yet due.  Neither Acquiror nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Acquiror or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change could reasonably be expected to have a Material Adverse Effect.  Neither Acquiror nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years.  To the knowledge of Acquiror, neither Acquiror nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  Acquiror is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)           Acquiror has not engaged in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2) or any analogous provision of state or local law.  Acquiror has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(c)            Neither Acquiror nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(d)            Neither Acquiror nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(e)           Neither Acquiror nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

5.11.           Employees; Employee Benefit Plans.

(a)           Section 5.11(a) of Acquiror Disclosure Letter lists all material employee benefit plans (as defined in Section 3(3) of the ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which Acquiror or any of its Subsidiaries is a party, with respect to which Acquiror or any of its Subsidiaries has any obligation or which are maintained, contributed to or sponsored by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries.  Acquiror has made available to the Company a true and complete copy of (i) such Plans, (ii) the most recently filed IRS Form 5500, if any, (iii) the most recent summary plan description for each Plan for which a summary plan description is required by applicable law, (iv) the most recently received IRS determination letter, if any, issued by the IRS with respect to any Plan that is intended to qualify under Section 401(a) of the Code, and (v) the most recently prepared actuarial report or financial statement, if any, relating to a Plan.

(d)           None of the Plans is a Multiemployer Plan or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which Acquiror or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA.  None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates Acquiror or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates Acquiror or any of its Subsidiaries to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code.  None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Acquiror or any of its Subsidiaries.  Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c)           Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except where such non-compliance could not reasonably be expected to have a Material Adverse Effect.  Acquiror and its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan.  No Action is pending or, to the knowledge of Acquiror, threatened with respect to any Plan (other than claims for benefits in the ordinary course) that could reasonably be expected to have a Material Adverse Effect.

(d)           Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e)           To the knowledge of Acquiror, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.  Neither Acquiror nor any of its Subsidiaries has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan.

(f)           All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.  All such contributions have been deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority.

(g)           Section 5.11(g) of the Acquiror Disclosure Letter lists the salaries of all directors and executive officers of the Acquiror and its Subsidiaries as of June 30, 2012.

(h)           All directors, officers, management employees, and technical and professional employees of Acquiror and its Subsidiaries are under written obligation to Acquiror and/or its Subsidiaries, as the case may be, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to Acquiror and/or its Subsidiaries all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

5.12.           Board Approval; Stockholder Vote Required.

(a)           The Acquiror Board, by resolutions duly adopted by unanimous vote of the entire Acquiror Board at a meeting duly called and held or via written consent in lieu thereof (the “Acquiror Board Approval”), has duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has declared it advisable for Acquiror to enter into this Agreement.

(b)            The board of directors of Merger Sub has (i) duly approved this Agreement, the Merger and the other transactions contemplated hereby and (ii) declared it advisable for Merger Sub to enter into this Agreement.  Acquiror, as sole stockholder of Merger Sub, has approved and adopted this Agreement and the transactions contemplated by this Agreement (including the Merger).

(c)           No vote of the holders of shares of Acquiror Common Stock is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement (including the Merger).

(d)           Acquiror has taken all action required to be taken by it in order to make this Agreement, the Merger and the other transactions contemplated by this Agreement comply with, and this Agreement, the Merger and the other transactions contemplated by this Agreement do comply with, the requirements of any articles, sections or provisions of Acquiror’s Articles of Incorporation or bylaws.

5.13.           Compliance with Applicable Law; Permits.  Each of Acquiror and its Subsidiaries is in possession of all franchises, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of Acquiror or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Acquiror Permits”), except where the failure to have, or the suspension or cancellation of, any of Acquiror Permits could not reasonably be expected to have a Material Adverse Effect on Acquiror or prevent or materially delay consummation of the transactions contemplated by this Agreement or otherwise prevent or materially delay Acquiror from performing its obligations under this Agreement.  As of the date of this Agreement, no suspension or cancellation of any of Acquiror Permits is pending or, to the knowledge of Acquiror, threatened, except where the failure to have, or the suspension or cancellation of, any of Acquiror Permits could not reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement or otherwise prevent or materially delay Acquiror from performing its obligations under this Agreement and could not reasonably be expected to have a Material Adverse Effect.  Neither Acquiror nor any of its Subsidiaries is in material conflict with, or in default, breach or violation of, (a) any Law applicable to Acquiror or any of its Subsidiaries or by which any property or asset of Acquiror or any of its Subsidiaries is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Acquiror Permit, franchise or other instrument or obligation to which Acquiror or any of its Subsidiaries is a party or by which Acquiror or any of its Subsidiaries or any property or asset of Acquiror or any of its Subsidiaries is bound, except for any such conflicts, defaults, breaches or violations that could not reasonably be expected to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement or otherwise prevent or materially delay Acquiror from performing its obligations under this Agreement.

5.14.           Certain Contracts.

(a)           Acquiror has filed with the SEC copies of all material contracts (as defined in Item 601(b)(10) of Regulation S-K or required to be disclosed by Acquiror on a Current Report on Form 8-K) that were required to be filed with the Acquiror Reports and there is no other contract or agreement that is material to the financial condition or results of operations of Acquiror and its Subsidiaries taken as a whole.  Except as could not reasonably be expected to have a Material Adverse Effect on Acquiror, none of Acquiror or any of its Subsidiaries has received any claim of material default under any contract to which it is a party and none of Acquiror or any of its Subsidiaries is in material breach or violation of, or default under, any such contract.  Each contract, arrangement, commitment or understanding of the type described in this Section 5.14(a) is referred to herein as an “Acquiror Contract”.

(e)           Except as would not result in a Material Adverse Effect on Acquiror, (i) each Acquiror Contract is valid and binding on Acquiror or its applicable Subsidiary and in full force and effect, and, to the knowledge of Acquiror, is valid and binding on the other parties thereto, (ii) Acquiror and each of its Subsidiaries and, to the knowledge of Acquiror, each of the other parties thereto, has performed all obligations required to be performed by it to date under each Acquiror Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default (including the non-payment of fees) on the part of Acquiror or any of its Subsidiaries or, to the knowledge of Acquiror, any other party thereto, under any such Acquiror Contract.  No party to any Acquiror Contract has given Acquiror or any of its Subsidiaries written notice of its intention to cancel, terminate, materially change the scope of rights under or fail to renew any Acquiror Contract and neither Acquiror nor any of its Subsidiaries, nor, to the knowledge of Acquiror, any other party to any Acquiror Contract, has repudiated in writing any material provision thereof.

5.15.           Title to Property.

(a)           Acquiror and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations.  All real property and fixtures used in or relevant to the business, operations or financial condition of Acquiror and its Subsidiaries are in good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b)           Acquiror and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens (other than Liens (i) for Taxes, assessments and similar charges not yet due or being contested in good faith and (ii) mechanics, materialman’s, carrier’s, repairer’s and other similar Liens arising in the ordinary course of business), except, in the case of (i) and (ii), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(c)           All leases of real property and all other leases material to Acquiror and its Subsidiaries under which Acquiror or a Subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, and there is not under any such lease any material existing default by Acquiror or such Subsidiary or, to the knowledge of Acquiror, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, Acquiror or such Subsidiary quietly enjoys the use of the premises provided for in such lease, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.  Section 5.16(c) of Acquiror Disclosure Letter sets forth a true, correct and complete list of all material leases of real property under which Acquiror or any of its Subsidiaries leases any real property or interests in real property, identifying the lessor and address thereof.  Acquiror has made available to the Company true, correct and complete copies of each such material lease of real property.

5.16.           Insurance.  Acquiror and its Subsidiaries are insured with financially sound insurers against such risks and in such amounts as the management of Acquiror reasonably has determined to be prudent and consistent with industry practice.  Section 5.16 of Acquiror Disclosure Letter contains a true, correct and complete list and a brief description (including name of insurer, broker, coverage, policy number and expiration date) of all material insurance policies in force on the date hereof with respect to the business and assets of Acquiror and its Subsidiaries.  Acquiror and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect, Acquiror or the relevant Subsidiary thereof is the sole beneficiary of such policies, all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.  No notice of cancellation has been received with respect to any of the insurance policies maintained by or on behalf of Acquiror or any of its Subsidiaries and there is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

5.17.           Environmental Liability.  Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on Acquiror or any of its Subsidiaries of any liability or obligation arising under Environmental Laws, pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries.  Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, to the knowledge of Acquiror, there are no past, present, or reasonably anticipated future facts, occurrences or circumstances that would reasonably be expected to give rise to any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation.  During or, to the knowledge of Acquiror prior to, the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of Materials of Environmental Concern in, on, under or affecting any such property which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.  Neither Acquiror nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law or relating to Materials of Environmental Concern.

5.18.           Customers and Suppliers.  Since April 1, 2011, (a) no material customer or supplier of Acquiror or any of its Subsidiaries has canceled or otherwise terminated its relationship with Acquiror or any of its Subsidiaries, (b) no material customer or supplier of Acquiror or any of its Subsidiaries has overtly threatened to cancel or otherwise terminate its relationship with Acquiror or any of its Subsidiaries or its usage of the services of Acquiror or any of its Subsidiaries and (c) Acquiror and its Subsidiaries have no direct or indirect ownership interest that is material to Acquiror and its Subsidiaries taken as a whole in any customer or supplier of Acquiror or any of its Subsidiaries.

5.19.           Intellectual Property.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, (i) Acquiror and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all Proprietary Rights that are used in the conduct of their businesses free and clear of all Liens and any claims of ownership by current or former employees, contractors or other third parties, (ii) to the knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries is infringing, diluting, misappropriating or violating, nor has Acquiror or any of its Subsidiaries received any communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of any other person, and (iii) neither the execution and delivery of this Agreement by Acquiror nor the consummation by Acquiror of the transactions contemplated by this Agreement, nor compliance by Acquiror with any of the terms or provisions of this Agreement will result in a breach of, or loss of any material benefit under, any license, sublicense or other agreement or any term or condition thereof, pursuant to which Acquiror grants or is granted any Proprietary Rights.  To Acquiror’s knowledge, no other person is infringing, diluting, misappropriating or violating, nor has Acquiror or any or its Subsidiaries sent any communications alleging that any person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of Acquiror and its Subsidiaries.  Acquiror and each of its Subsidiaries have taken all reasonable actions, consistent with industry practices and Law, to protect and maintain all (a) material Proprietary Rights and (b) the security, confidentiality, value and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements.  Acquiror’s and its Subsidiaries’ IT Assets operate and perform as necessary for Acquiror and its Subsidiaries to conduct their businesses.  To Acquiror’s knowledge, no person has gained unauthorized access to the IT Assets.  Acquiror has implemented reasonable backup and disaster recovery technology consistent with industry practices and Law. “As Seen On TV” is not subject to trade mark or copyright protection and is considered to be in the public domain. Without limiting the foregoing, Acquiror and its Subsidiaries (x) own or have the valid right to use the name “As Seen On TV” in all applicable jurisdictions, free and clear of all Liens and (y) have not granted to any third party, by license or otherwise, any right or interest in or to use any such name.

(b)           No Proprietary Rights of Acquiror or any of its Subsidiaries or related documentation is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) could require, or could condition the use or distribution of such Proprietary Rights of Acquiror or any of its Subsidiaries on, the disclosure, licensing, or distribution of any source code or patent rights for any portion of such Proprietary Rights of Acquiror or any of its Subsidiaries or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of Acquiror or any of its Subsidiaries to use or distribute any such Proprietary Rights.

5.20.           Transactions with Affiliates.  There are no agreements, contracts, plans, arrangements or other transactions between Acquiror or any of its Subsidiaries, on the one hand, and any (i) officer or director of Acquiror or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of Acquiror, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of Acquiror, on the other hand, except those of a type available to employees of Acquiror generally.

5.21.           Labor Matters.  Neither Acquiror nor any of its Subsidiaries is a party to or is bound by or is currently negotiating any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.  Neither Acquiror nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Acquiror or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor, to Acquiror’s knowledge, is any such proceeding threatened, and there is no strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to Acquiror’s knowledge, threatened.  No material action, suit, complaint, charge, arbitration, inquiry, proceeding or, to Acquiror’s knowledge, claim or investigation by or before any court, governmental agency, administrative agency or commission brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of Acquiror or any of its Subsidiaries’ employees is pending or, to the best knowledge of Acquiror, threatened which could be reasonably expected to have a Material Adverse Effect on Acquiror as a whole.  To the knowledge of Acquiror, it and each of its Subsidiaries is in material compliance with all applicable laws, agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, and each individual who is treated by Acquiror or its Subsidiaries as an exempt employee under any federal or state law, or as an independent contractor, is properly so treated under applicable law.  As of the date hereof, neither Acquiror nor any of its Subsidiaries have closed any facility or effectuated any layoffs of employees, nor has any such action or program been announced for the future, that would reasonably be expected to give rise to any material liability under the Worker Adjustment and Retraining Notification Act or any similar state or local law or regulation.

5.22.           Tax-Free Reorganization Treatment.  Neither Acquiror nor Merger Sub has taken or agreed to take any action and has no knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

5.23.           Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1.           Conduct of Business by the Company Prior to the Effective Time.

(a)           The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.1 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, unless Acquiror shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or shall fail to respond within five (5) calendar days of Acquiror’s receipt of the Company’s written request for consent, or as otherwise contemplated by this Agreement:

(i)           the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice;

(ii)           the Company shall continue to make timely filings (except pursuant to valid extensions) as required by the SEC pursuant to the Securities Act and the Exchange Act and shall not take any action that will adversely affect the ability of the Company to qualify for quotation of its common stock on the OTC Bulletin Board (“OTCBB”); and

(iii)           the Company shall use its reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations.

(b)           By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed) unless Acquiror has failed to respond within five (5) calendar days of Acquiror’s receipt of the Company’s written request for consent, or such act is otherwise contemplated by this Agreement:

(i)           amend or otherwise change its Company Certificate of Incorporation or by-laws;

(ii)           issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any of its Subsidiaries (except for the issuance of shares of Common Stock issuable pursuant to outstanding Company Stock Options and other convertible securities identified in Section 4.2(a)(iii)) or (ii) any assets of the Company or any of its Subsidiaries, except in the ordinary course of business;

(iii)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(v)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets;

(vi)           incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets in excess of $100,000 except in the ordinary course of business;

(vii)           enter into any contract or agreement other than in the ordinary course of business;

(viii)           increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or officers of the Company or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as otherwise required by Law;

(ix)           take any action, other than reasonable and usual actions in the ordinary course of business with respect to accounting policies or procedures;

(x)           make any tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability;

(xi)           pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as at June 30, 2012 or subsequently incurred in the ordinary course of business;

(xii)           amend, modify or consent to the termination of any material Company Contract, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business;

(xiii)           commence or settle any Action; or

(xiv)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

6.2.           Conduct of Business by Acquiror Prior to the Effective Time.

(a)           Acquiror agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.2 of the Acquiror Disclosure Letter or as expressly contemplated by any other provision of this Agreement, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or shall fail to respond within five (5) calendar days of the Company’s receipt of Acquiror’s written request for consent, or as otherwise contemplated by this Agreement:

(i)           the businesses of Acquiror and its Subsidiaries shall be conducted only in, and Acquiror and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice;

(ii)           Acquiror shall continue to make timely filings (except pursuant to valid extensions) as required by the SEC pursuant to the Securities Act and the Exchange Act and shall not take any action that will adversely affect the ability of Acquiror to qualify for quotation of its common stock on the OTCQB of the OTC Market (the “OTCQB”) or the OTCBB; and

(iii)           Acquiror shall use its reasonable efforts to preserve substantially intact the business organization of Acquiror and its Subsidiaries, to keep available the services of the current officers, employees and consultants of Acquiror and its Subsidiaries and to preserve the current relationships of Acquiror and its Subsidiaries with customers, suppliers and other persons with which Acquiror or any of its Subsidiaries has significant business relations.

(b)           By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.2 of the Acquiror Disclosure Letter, neither Acquiror nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed) unless the Company has failed to respond within five (5) calendar days of Acquiror’s receipt of the Company’s written request for consent, or such act is otherwise contemplated by this Agreement:

(i)           amend or otherwise change its Acquiror Articles of Incorporation or bylaws;

(ii)           issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of Acquiror or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Acquiror or any of its Subsidiaries (except for the issuance of shares of Common Stock issuable pursuant to outstanding Acquiror Stock Options and other convertible securities identified in Section 5.2(a)(iii) and (iv) or (B) any assets of Acquiror or any of its Subsidiaries, except in the ordinary course of business; provided, however, that Acquiror may issue shares of Acquiror Common Stock and/or warrants exercisable for shares of Acquiror Common Stock on the terms and conditions set forth in the term sheet included in Section 6.2(b)(ii) of the Acquiror Disclosure Letter (the “Acquiror Financing Transaction”) and shares of Acquiror Common Stock and/or warrants exercisable for shares of Acquiror Common Stock that are issuable pursuant to convertible securities outstanding on the date of this Agreement as a result of the Acquiror Financing Transaction;

(iii)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(v)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets;

(vi)           incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets in excess of $100,000, except in the ordinary course of business;

(vii)           enter into any contract or agreement other than in the ordinary course of business;

(viii)           increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business in salaries or wages of employees of Acquiror or any of its Subsidiaries who are not directors or officers of Acquiror or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Acquiror or of any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as otherwise required by Law;

(viii)           take any action, other than reasonable and usual actions in the ordinary course of business with respect to accounting policies or procedures;

(ix)           make any tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability;

(x)           pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the consolidated balance sheet of Acquiror and its consolidated Subsidiaries as at June 30, 2012 or subsequently incurred in the ordinary course of business;

(xi)           amend, modify or consent to the termination of any material Acquiror Contract, or amend, waive, modify or consent to the termination of Acquiror’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business;

(xii)           commence or settle any Action; or

(xiii)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1.           Regulatory Matters.

(a)           At the sole expense of Acquiror, subject to Section 10.2, the Company and Acquiror shall cooperate in preparing and promptly cause to be filed with the SEC the Proxy Statement/Prospectus and the Form S-4.  Acquiror and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC.  Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC.  Each of Acquiror and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated by this Agreement.  At the expense of Acquiror, subject to Section 10.2, the Company shall mail or deliver the Proxy Statement/Prospectus to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective.

(b)           Subject to the other provisions of this Agreement, Acquiror and the Company agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable any consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such consents, approvals and authorizations of all such third parties and Governmental Entities.

(c)           Acquiror and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.  Acquiror and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(d)           Acquiror and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.

(e)           The information relating to the Company and its Subsidiaries provided by the Company for inclusion in the Proxy Statement/Prospectus, the Form S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 1412 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Company will ensure that the respective portions of the Proxy Statement/Prospectus that relate to the Company or any of its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and the respective portions of the Form S-4 that relate to the Company or any of its Subsidiaries will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(f)           The information relating to the Acquiror and its Subsidiaries provided by the Acquiror for inclusion in the Proxy Statement/Prospectus, the Form S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 1412 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Acquiror will ensure that the respective portions of the Proxy Statement/Prospectus that relate to the Acquiror or any of its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and the respective portions of the Form S-4 that relate to the Acquiror or any of its Subsidiaries will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

7.2.           Access to Information.

(a)           Upon reasonable notice and subject to the Confidentiality Agreement (defined below) and applicable Laws relating to the exchange of information, the Company and Acquiror shall, and shall cause each of its respective Subsidiaries to, afford to the other party’s officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours during the period prior to the Effective Time, to all of its respective properties, offices, contracts, books, commitments, records, data and personnel and, during such period, each of the Company and Acquiror shall, and shall cause each of its respective Subsidiaries to, make available to the Representatives of the other party all information concerning its business, properties and personnel as the Company and Acquiror may reasonably request.  In connection with due diligence that each of the Company and Acquiror will conduct, each of the Company, Acquiror and its respective Subsidiaries agrees to cooperate fully with all reasonable aspects of the other party’s due diligence process.  In this context, cooperation includes making available to the authorized Representatives of the Company or Acquiror, as the case may be, all policies, procedures, guidelines, training materials, due diligence files, internal and external audits, investigative reports, records and other information and materials that such party reasonably requests relevant to such analysis.  Each of the Company and Acquiror and each of its Subsidiaries will make reasonably available their personnel, including senior management and personnel responsible for compliance, internal audit, finance, investigations, logistics, sales and marketing and other areas the other party reasonably considers to be relevant to overall corporate compliance.  Notwithstanding the foregoing provisions of this Section 7.2(a), neither the Company, Acquiror, nor any of its respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement; provided, however, that the Company or Acquiror, as the case may be, shall use its reasonable best efforts to provide such access or information in a manner that avoids or removes the impediments described in this sentence.  The Company or Acquiror, as the case may be, will use its reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           The Company and Acquiror will each hold any information obtained or contemplated under Section 7.2(a) above in accordance with the provisions of the confidentiality agreement between the Company and Acquiror, dated as of July 10, 2012 (the “Confidentiality Agreement”).

(c)           No investigation by the Company, Acquiror or their respective Representatives made pursuant to this Section 7.2 shall affect the representations, warranties, covenants or agreements of the other party set forth in this Agreement.

(d)           Subject to compliance with applicable Law, from the date hereof until the Effective Time, each party shall confer on a regular and frequent basis with one or more Representatives of the other parties to report operational matters of materiality and the general status of ongoing operations.

7.3.           Stockholder Approval.

(a)           The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Required Company Vote and, subject to Section 7.3(b), shall take all lawful action to solicit the adoption of this Agreement by such stockholders.  The Company Board shall recommend adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”) in the Proxy Statement/Prospectus and shall not directly or indirectly (x) withdraw, modify or qualify in any manner adverse to Acquiror such recommendation or (y) take any other action or make any other public statement in connection with the Company Stockholders Meeting, or in reference to a Company Acquisition Proposal (as defined in Section 7.4), that is inconsistent with such recommendation (any action or public statement described in clause (x) or (y) being referred to as a “Change in Company Recommendation”), except as and to the extent expressly permitted by Section 7.3(b).  Unless this Agreement is terminated in accordance with Section 9.1, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of voting on the adoption of this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have effected a Change in Company Recommendation, then the Company Board may submit this Agreement to the

Company’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Form S-4 or an appropriate amendment or supplement thereto to the extent required by applicable Law.  In addition to the foregoing, unless this Agreement is terminated in accordance with Section 9.1, (i) the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than the Merger and (ii) the Company shall not (without Acquiror’s prior written consent) adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Company Stockholders Meeting, except to the extent required to obtain the Required Company Vote.

(b)           Notwithstanding the foregoing, prior to the Company having obtained the Required Company Vote, the Company and the Company Board shall be permitted to effect a Change in Company Recommendation if and only to the extent that:

(i)           the Company and the Company Board have complied in all material respects with Section 7.4,

(ii)           the Company Board, based on the advice of its outside counsel, determines in good faith that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, and

(xiv)           if the Company Board intends to effect a Change in Company Recommendation following and as a result of Company Acquisition Proposal, (A) the Company Board has concluded in good faith that such Company Acquisition Proposal constitutes a Superior Proposal (as defined in Section 7.4(c)) after giving effect to all of the adjustments which may be offered by Acquiror pursuant to clause (C) below, (B) the Company has notified Acquiror in writing, at least five (5) Business Days in advance, of its intention to effect a Change in Company Recommendation (the “Notice Period”), specifying the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and furnishing to Acquiror a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents and (C) during the Notice Period, and in any event, prior to effecting such a Change in Company Recommendation, the Company has negotiated, and has caused its financial and legal advisors to negotiate, with Acquiror in good faith (to the extent Acquiror desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

7.4.           Company Acquisition Proposals.

(a)           Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EST) on 30 days from the date of this Agreement (the “Company No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit and encourage, whether publicly or otherwise, Company Acquisition Proposals (as hereinafter defined), including by way of providing access to non-public information pursuant to confidentiality agreements with protections substantially similar to the Confidentiality Agreement; provided that the Company shall promptly provide to Acquiror and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any person given such access which was not previously provided to Acquiror and Merger Sub (subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof), as determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its affiliates)); and (ii) enter into and maintain discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or the making of any Company Acquisition Proposal.

(b)           Subject to Section 7.4(c), from the Company No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, the Company’s Subsidiaries nor any of their respective Representatives shall, directly or indirectly, (A) initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, or (B) approve or recommend, or propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. Subject to Section 7.4(c), on the Company No-Shop Period Start Date, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any Company Acquisition Proposal and shall use its (and will cause its Representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of such agreement any confidential information previously furnished by the Company, the Company’s Subsidiaries or their respective Representatives thereunder.

(c)           Notwithstanding anything to the contrary contained in Section 7.4(b), if at any time following the Company No-Shop Period Start Date and prior to obtaining the Required Company Vote, (i) the Company has otherwise complied in all material respects with its obligations under this Section 7.4 and the Company has received a written Company Acquisition Proposal from a third party that the Company Board believes in good faith to be bona fide and (ii) the Company Board determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such person without entering into a confidentiality agreement, and (y) will promptly provide to Acquiror and Merger Sub any material non-public information concerning the Company or its Subsidiaries provided to such other person which was not previously provided to Acquiror and Merger Sub (subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof), as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its affiliates)).

From and after the Company No-Shop Period Start Date, the Company shall promptly (within two Business Days) notify Acquiror and Merger Sub in the event it receives a Company Acquisition Proposal from a person or group of related persons, including the material terms and conditions thereof and the identity of the party making such proposal or inquiry, and shall keep Acquiror and Merger Sub reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same. Without limiting the foregoing, from and after the Company No-Shop Period Start Date, the Company shall promptly (within two Business Days) notify Acquiror and Merger Sub orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Company Acquisition Proposal received on or after the Company No-Shop Period Start Date from a person or group of related persons.

(d)           Neither the Company Board nor any committee thereof shall directly or indirectly (i) withdraw or modify in a manner adverse to Acquiror or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Acquiror or Merger Sub, the Company Recommendation or (ii) take any other action or make any other public statement in connection with the Company Stockholder Meeting inconsistent with such Company Recommendation; provided, that at any time prior to obtaining the Required Company Vote, if the Company receives a Company Acquisition Proposal which the Company Board concludes in good faith constitutes a Superior Proposal, then the Company Board may withdraw or modify its Company Recommendation in a manner adverse to Acquiror and Merger Sub (“Company Recommendation Withdrawal”) if such Company Board determines in good faith (after consultation with outside counsel) that failure to take such action would violate its fiduciary duties under applicable Law.

(e)           Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after receipt of advice from its outside legal counsel, failure so to disclose would be inconsistent with disclosure requirements under applicable Law; provided, any such disclosure made pursuant to clause (i) or (ii) (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Recommendation Withdrawal unless the Company Board expressly reaffirms in such disclosure its recommendation in favor of the approval of this Agreement.

(f)           The Company agrees that any violations of the restrictions set forth in this Section 7.4 by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.4 by the Company.

(g)           As used in this Agreement, the term:

(i)           “Company Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than Acquiror, Merger Sub or their respective affiliates relating to any: (x) direct or indirect acquisition or purchase (whether in a single transaction or a series of transactions) of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 30% or more of any class or series of the capital stock of the Company or its Subsidiaries, (y) tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of the capital stock of the Company or its Subsidiaries, or (z) merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole);

(ii)           “Superior Proposal” means a Company Acquisition Proposal, which was not obtained in violation of this Section 7.4, and which the Company Board in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (in their capacities as stockholders) than the transactions contemplated hereby (x) after receiving the advice of its financial advisor, (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal; provided that for purposes of the definition of “Superior Proposal”, the references to “30% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Company Acquisition Proposal shall only refer to a transaction or series of transactions (i) directly involving the Company (and not exclusively its Subsidiaries) or (ii) involving a sale or transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

7.5.           Acquiror Acquisition Proposals.

(a)           During the period beginning on the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX (the “Acquiror No-Shop Period”), none of Acquiror, its Subsidiaries nor any of their respective Representatives shall, directly or indirectly, (A) initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquiror Acquisition Proposal (as hereinafter defined) or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, or (B) approve or recommend, or propose to approve or recommend, an Acquiror Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquiror Acquisition Proposal or enter into any agreement or agreement in principle requiring Acquiror to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.

(b)           Notwithstanding anything to the contrary contained in Section 7.5(a), if at any time during the Acquiror No-Shop Period, (i) Acquiror has otherwise complied in all material respects with its obligations under this Section 7.5 and (ii) the Acquiror Board determines in good faith (after consultation with outside counsel) that failure to take action would violate its fiduciary duties under applicable Law, Acquiror shall promptly (within two Business Days) notify the Company in the event it receives an Acquiror Acquisition Proposal from a person or group of related persons, including the material terms and conditions thereof and the identity of the party making such proposal or inquiry, and shall keep the Company reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same. Without limiting the foregoing, from and after the date of this Agreement, Acquiror shall promptly (within two Business Days) notify the Company orally and in writing if it determines to begin providing information or to engage in negotiations concerning an Acquiror Acquisition Proposal received on or after the date of this Agreement from a person or group of related persons.

(c)           Nothing contained in this Section 7.5 or elsewhere in this Agreement shall prohibit Acquiror from making any disclosure to Acquiror’s shareholders if, in the good faith judgment of Acquiror Board, after receipt of advice from its outside legal counsel, failure so to disclose would be inconsistent with disclosure requirements under applicable Law.

(d)           Acquiror agrees that any violations of the restrictions set forth in this Section 7.5 by any Representative of Acquiror or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.5 by Acquiror.

(e)           As used in this Agreement, the term “Acquiror Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons relating to any: (x) direct or indirect acquisition or purchase (whether in a single transaction or a series of transactions) of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of Acquiror and its Subsidiaries, taken as a whole, or 30% or more of any class or series of the capital stock of Acquiror or its Subsidiaries, (y) tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of the capital stock of Acquiror or its Subsidiaries, or (z) merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Acquiror (or any Subsidiary or Subsidiaries of Acquiror whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of Acquiror and its Subsidiaries, taken as a whole).

7.6.           Reasonable Best Efforts.

(a)           Subject to the terms and conditions of this Agreement, each of Acquiror, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required or advisable to be obtained by the Company, Acquiror or Merger Sub or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

(b)           Subject to the terms and conditions of this Agreement, each of Acquiror, Merger Sub and the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by this Agreement or seeking material damages.

7.7.           Employee Benefit Matters.

(a)           For a period of three years following the Effective Time (the “Benefit Protection Period”), Acquiror shall either (i) assume and maintain, or cause its Subsidiaries, including the Surviving Company, to maintain, for the benefit of the employees of the Company and its Subsidiaries immediately prior to the Effective Time and/or during the Benefit Protection Period (the “Company Employees”), the Company Benefit Plans (other than the Company Stock Incentive Plans) at the benefit levels in effect on the date of this Agreement and provide or cause Acquiror’s Subsidiaries, including the Surviving Company, to provide compensation and benefits to each Company Employee under the Company Benefit Plans or other employee benefit plans or compensation arrangements of Acquiror or any of Acquiror Subsidiaries that have a value sufficient to replace the value of the compensation and benefits provided to such Company Employee under the Company Benefit Plans immediately prior to the Effective Time, or (ii) provide or cause Acquiror’s Subsidiaries, including the Surviving Company, to provide compensation and benefits to each Company Employee that, taken as a whole, is not less favorable in the aggregate than the compensation and benefits provided to such Company Employee immediately prior to the Effective Time.  For purposes of this Agreement, “Company Benefit Plans” means those Plans listed in Section 7.7 of the Company Disclosure Schedule.

(b)           With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Acquiror or any of its Subsidiaries, including the Surviving Company (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any of its Subsidiaries, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Acquiror or any of its Subsidiaries, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)           Acquiror shall, or shall cause its Subsidiaries, including the Surviving Company, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Acquiror or any of its Subsidiaries, including the Surviving Company, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Acquiror shall, or shall cause Acquiror Subsidiaries, including the Surviving Company, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

7.8.           Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement  or any of the transactions contemplated hereby or thereby and all actions taken by an Indemnified Party in connection herewith or therewith, in each case in his or her capacity as a director or officer of the Company or any of its Subsidiaries, whether in any case asserted or arising before or after the Effective Time, Acquiror shall cause the Surviving Company to indemnify and hold harmless, as and to the fullest extent provided in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.  Any Indemnified Party wishing to claim indemnification under this Section 7.8, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Acquiror in writing thereof, provided, that the failure to so notify shall not affect the obligations of Acquiror under this Section 7.8 except (and only) to the extent such failure to notify materially prejudices Acquiror.

(b)           For a period of three (3) years after the Effective Time, Acquiror shall use its reasonable best efforts to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy or policies maintained by Acquiror or one of its Subsidiaries (provided, that Acquiror’s directors’ and officers’ liability insurance policy or policies provide at least the same coverage and amounts containing terms and conditions which are, in the aggregate, not materially less advantageous to such directors and officers of the Company than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company) with respect to claims arising from facts or events that existed or occurred at or prior to the Effective Time.  Notwithstanding the foregoing, in no event will Acquiror be required to expend, in the aggregate and on an annual basis, an amount (the “Insurance Amount”) in excess of 200% of the annual premiums currently paid by the Company for such insurance, which current premiums are set forth in Section 7.8(b) of the Company Disclosure Letter, and if Acquiror is unable to maintain or obtain the insurance called for by this Section 7.8(b) for an amount per year equal to or less than the Insurance Amount, Acquiror shall use its reasonable best efforts to obtain as much comparable insurance as may be available for the Insurance Amount.  The provisions of this Section 7.8(b) shall be deemed to have been satisfied if prepaid policies have been obtained by Acquiror or by the Company (with Acquiror’s consent), which policies provide the persons covered by the Company’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time with coverage for a period of not less than three (3) years after the Effective Time with respect to claims arising from facts or events that occurred at or prior to the Effective Time.  If such prepaid policies have been obtained by the Company prior to the Effective Time with Acquiror’s consent, Acquiror shall maintain such policies in full force and effect and continue to honor all obligations thereunder.

(c)           The provisions of this Section 7.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.9.           Advice of Changes.  Acquiror and the Company shall each promptly advise the other of any change or event which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying breach shall independently constitute such a failure or give rise to such a right.

7.10.           OTCQB Quotation.  Acquiror shall use its reasonable best efforts to cause the Acquiror Common Stock to continue to be quoted on the OTCQB (or the OTCBB) from the date of this Agreement through the Effective Time.

7.11.           Takeover Laws.  The Company and the Company Board shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law or any takeover-related provision in the Company Certificate of Incorporation or bylaws is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law or any takeover-related provision in the Company Certificate of Incorporation or bylaws becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law or such takeover-related provision in the Company Certificate of Incorporation or bylaws on this Agreement, the Merger and the other transactions contemplated by this Agreement.

7.12.           Stockholder Litigation.  The Company shall give Acquiror the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Acquiror’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.13.           Section 16 Matters.  Prior to the Effective Time, each of Acquiror and the Company shall cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Acquiror Common Stock (including derivative securities with respect to Acquiror Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.14.           Tax-Free Reorganization Treatment.  The parties to this Agreement intend that the Merger will qualify as a “reorganization” under Section 368(a) of the Code and each shall not, and shall not permit any of their respective affiliates to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a “reorganization” under Section 368(a) of the Code.

7.15.           Acquiror Funding.  Concurrently with the signing of this Agreement, Acquiror agrees to extend the maturity of that certain Senior Promissory Note dated September 6, 2012, issued by the Company, as maker, to Acquiror, as holder (the “Senior Promissory Note”) until the date that is 10 Business Days following the earlier to occur of (i) the Effective Date, (ii) March 31, 2012 or (iii) an event of default as defined under the Senior Promissory Note. Upon the earlier of (i) the closing of the first tranche of the Acquiror Financing Transaction and (ii) the Effective Date, the Acquiror shall advance the Company up to $1,500,000 in immediately available funds pursuant to one or more written requests provided by the Company, in each case on terms substantially similar to the terms of the Senior Promissory Note.  At the Effective Date, all promissory notes shall be cancelled.

7.16.           Publicity.  None of the Company, Acquiror or Merger Sub, or any of their respective affiliates, shall issue or cause the publication of any press release or other announcement or hold any press conferences, analyst calls or other meetings with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party (including giving the other party a reasonable opportunity to review and comment on such publication or the subject matter of such conferences, calls or meetings), except as may be required by Law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party.  In addition, the Company and Acquiror shall in a like manner and to the extent reasonably practicable consult with the other regarding the form and content of any public disclosure of any material developments or matters involving the Company or Acquiror, as the case may be, including earnings releases, reasonably in advance of publication or release.

7.17.           Acquiror Board.

(a) Acquiror shall take all such action as may be necessary to cause (i) the number of directors comprising the Acquiror Board as of the Effective Time to be increased to seven (7) and (ii) Kevin Richardson and one designee of Kevin Richardson (collectively, the “Company Initial Directors”) and one additional Independent (as defined below) director mutually agreeable to the Company and Acquiror to be appointed to the Acquiror Board as of the Effective Time, to serve until the next annual election of directors of Acquiror.  In connection with such next annual election of directors of Acquiror, and each successive annual election of directors for as long as Kevin Richardson shall beneficially own at least five percent (5%) of the outstanding Acquiror Common Stock, Acquiror shall take all such action as may be necessary to nominate the Company Initial Directors for election to the Acquiror Board by Acquiror’s shareholders, or in the event that that either of the Company Initial Directors shall advise Acquiror of his intent not to stand for re-election, then such other person(s) as may be designated by Kevin Richardson (the Company Initial Directors, together with any such designees of Kevin Richardson, collectively, the “Company Designated Directors”) .  For purposes of this Agreement, “Independent” has the meaning set forth in Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules.

(b)           Acquiror shall take all such action as may be necessary to cause each committee of the Acquiror Board to have at least one Company Designated Director so long as Company Designate Directors are serving on the Acquiror Board, unless neither Company Designated Director is eligible for membership on such committee.

(c)           Acquiror will negotiate in good faith with the individuals set forth in Section 7.17(c) of the Company Disclosure Letter who are expected to become (or continue to be) senior executives of the Surviving Company for such individuals to accept the positions and the terms of employment previously discussed between Acquiror and the Company.

7.18.           Guarantees.  Acquiror shall use its best efforts to replace the guarantor under each of the guarantees set forth in Section 7.18 of the Company Disclosure Letter (the “Guarantee Replacement”), effective as of the Effective Time.

7.19.           Conversion of Certain Promissory Notes.  At the Effective Time, (i) Kevin Richardson will convert $500,000 of his outstanding promissory note due December 31, 2012 into Acquiror Common Stock and warrants to purchase Acquiror Common Stock upon the same terms and conditions as the Acquiror issued Acquiror Common Stock and warrants to purchase Acquiror Common Stock in the Acquiror Financing Transaction and (ii) Lee Isgur will convert $100,000 of his outstanding promissory note due December 31, 2012 into Acquiror Common Stock and warrants to purchase Acquiror Common Stock upon the same terms and conditions as the Acquiror issued Acquiror Common Stock and warrants to purchase Acquiror Common Stock in the Acquiror Financing Transaction.  In addition, each of Messrs. Richardson and Isgur will, on the earlier of December 31, 2012 or the Effective Date, agree to extend the maturity of the remaining promissory notes from December 31, 2012 to June 30, 2013.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1.           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Corporate Approvals.  The Company shall have obtained the Required Company Vote in connection with the adoption of this Agreement.

(b)           Regulatory Approvals.  Any and all regulatory approvals and consents required or advisable to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, other than those approvals, consents and waiting periods the failure of which to be obtained, expired or terminated (i) would not be material to the business or operations of the Company and its Subsidiaries, and (ii) would not be material to the business or operations of Acquiror and its Subsidiaries (all of the approvals and consents and the expiration or termination of all such waiting periods referenced in the preceding clauses (i) and (ii) being collectively referred to herein as the “Requisite Regulatory Approvals”).

(c)           Form S-4 Effectiveness.  The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.  The Form S-4 shall not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           Quotation of Acquiror Common Stock; Filing of Reports.

(i)           The Acquiror Common Stock shall continue to be quoted on the OTCQB or the OTCBB and registered under the Exchange Act.

(ii)           The Company and Acquiror shall each have filed all of its reports required to be filed under the Securities Act and Exchange Act.

(e)           No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

(f)           Antitrust Approvals.  (i) The waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (ii) any and all other waiting periods applicable to, and any and all clearances, approvals and consents required or advisable to be obtained in connection with, the transactions contemplated by this Agreement under the Laws governing antitrust, unfair competition or restraints on trade in the jurisdictions listed in Section 8.1(f) of the Company Disclosure Letter shall have expired, been terminated, obtained, or no longer deemed necessary or advisable by Acquiror (all of the waiting periods, clearances, approvals and other consents referenced in the preceding clauses (i) and (ii) being collectively referred to herein as the “Antitrust Approvals” and each individually as an “Antitrust Approval”).

8.2.           Conditions to Obligations of Acquiror and Merger Sub.  The obligation of Acquiror and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 4.2(a) shall be true and correct in all material respects (without giving effect to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 4.8(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except, in the case of this clause (iii), for such failure or failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect on the Company.  Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c)           Closing Documentation.  Acquiror shall have received closing documentation, including certificates from the Company’s officer(s) and secretary, mutually agreeable to the Company and Acquiror.

(d)           Legal Opinion.  Acquiror shall have received on and as of the Closing Date the opinion of Greenberg Traurig, P.A., counsel for the Company, dated the Closing Date, addressed to Acquiror, with the opinions mutually agreed to by the Company and Acquiror.

(e)           Opinion of Financial Advisor.  To the extent deemed advisable by the Acquiror’s board of directors, the board of directors of the Acquiror has received the written opinion of an independent financial advisor to the effect that, as of the date of such opinion and subject to certain assumptions, qualifications and limitations set forth therein, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Acquiror Common Stock.

(f)           Company Employees.  The Company’s employees shall have executed confidentiality and protection of intellectual property agreements in form and substance reasonably satisfactory to Acquiror.

(g)           Employment Agreements.  Acquiror Board shall have authorized employment agreements with each of Jennifer Hartnett and Robert Smedley, in form and substance reasonably satisfactory to such respective individuals and the Acquiror, to be entered into as of the Effective Time.

(h)           Related Party Obligations of the Company.  The holders of the related party obligations of the Company listed in Section 8.2(h) of the Company Disclosure Letter (the “Related Party Liabilities”) shall have entered into agreements mutually agreeable to such related parties and Acquiror pursuant to which the Related Party Liabilities shall be modified so as not to become due and payable prior to or at the Effective Time and/or shall be converted into Acquiror Common Stock at or following the Effective Time.

(i)           Dissenting Shares.   The number of Dissenting Shares for which demands for appraisal have not been withdrawn, forfeit or otherwise permitted to lapse, shall not exceed 20% of the outstanding shares of Company Common Stock.

8.3.           Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Acquiror and Merger Sub set forth in Section 5.2 shall be true and correct in all material respects (without giving effect to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 5.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (iii) all other representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any exception or qualification in such representations and warranties relating to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except, in the case of this clause (iii), for such failure or failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect on Acquiror.  The Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or the Chief Financial Officer of Acquiror to the foregoing effect.

(b)           Performance of Obligations of Acquiror and Merger Sub.  Acquiror and Merger Sub shall have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or the Chief Financial Officer of Acquiror to such effect.

(c)           Closing Documentation.  The Company shall have received closing documentation, including certificates from Acquiror and Merger Sub’s officer(s) and secretary, mutually agreeable to the Company and Acquiror.

(d)           Legal Opinion.  The Company shall have received on and as of the Closing Date the opinion of Pearlman and Schneider, LLP, counsel for Acquiror, dated the Closing Date, addressed to the Company, with the opinions mutually agreed to by the Company and Acquiror.

(e)           Opinion of Financial Advisor.  The board of directors of the Company has received the written opinion of Cassel Salpeter & Co., LLC to the effect that, as of the date of such opinion and subject to certain assumptions, qualifications and limitations set forth therein, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

(f)           Blue Sky.  Acquiror shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated by this Agreement.

ARTICLE IX
TERMINATION AND AMENDMENT

9.1.           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)           by mutual consent of Acquiror and the Company in a written instrument;

(b)           by either Acquiror or the Company if (x) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable, (y) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or (z) any Governmental Entity from which an Antitrust Approval is required has denied such approval and such denial has become final and nonappealable;

(c)           by either Acquiror or the Company if the Effective Time shall not have occurred on or before February 28, 2013 if the SEC does not elect to review the Proxy Statement/Prospectus; otherwise, March 31, 2013, unless in either case the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)           by either Acquiror or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within 10 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VIII hereof;

(e)           by either Acquiror or the Company if the Required Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(b)           by Acquiror if a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Acquiror or a Subsidiary thereof), and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act;

(g)           by the Company, prior to the receipt of the Required Company Vote, in order to enter into a transaction that is a Superior Proposal, if the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement with respect to a bona fide Acquisition Proposal and (A) the Company Board has concluded in good faith after consultation with its outside counsel and financial advisors that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Acquiror pursuant to clause (C) below, (B) the Company has notified Acquiror in writing, at least five (5) Business Days in advance, of its intention to enter into a definitive agreement with respect to such Superior Proposal (the “Termination Notice Period”), specifying the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal) and furnishing to Acquiror a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents, (C) during the Termination Notice Period, and in any event, prior to entering into a definitive agreement with respect to such Superior Proposal, the Company has negotiated, and has caused its financial and legal advisors to negotiate, with Acquiror in good faith (to the extent Acquiror desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (D) concurrently with any termination pursuant to this Section 9.1(g), the Company enters into a definitive agreement with respect to such Superior Proposal;

(h)           by the Company or Acquiror, if Acquiror shall have materially breached its obligations under Section 7.5; or

(i)           by Acquiror, if the condition set forth in Section 8.2(i) has not been met.

9.2.           Effect of Termination.

(a)           In the event of termination of this Agreement by either Acquiror or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Acquiror, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(b) and this 9.2, and Article X, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Acquiror, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement; provided, that in no event shall any party hereto be liable for any punitive damages.  For purposes of this Agreement, “willful and material breach”” shall means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b)           If this Agreement is terminated:

(i)           by either Acquiror or the Company pursuant to Section 9.1(d), then the party that has breached this Agreement shall pay to the other party, by wire transfer of immediately available funds, the sum of $1,000,000 (the “Termination Payment”) on or before the fifth Business Day following such termination;

(ii)           by either Acquiror or the Company pursuant to Section 9.1(e), then the Company shall pay to Acquiror, by wire transfer of immediately available funds,  the Termination Payment on the fifth Business Day following such termination;

(iii)           by Acquiror pursuant to Section 9.1(f)

(1)           prior to the Company No-Shop Period Start Date, then the Company shall pay to Acquiror, by wire transfer of immediately available funds, all of Acquiror’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Acquiror and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement as directed by Acquiror in writing, which amount shall not be greater than $250,000 (the “Acquiror Expenses”), on or before the fifth Business Day following such termination; or

(2)           on or after the Company No-Shop Period Start Date, then the Company shall pay to Acquiror, by wire transfer of immediately available funds, the Termination Payment on or before the fifth Business Day following such termination;

(iv)           by the Company pursuant to Section 9.1(g) as a result of a Superior Proposal

(1)           received prior to the Company No-Shop Period Start Date, then the Company shall pay to Acquiror, by wire transfer of immediately available funds, the Acquiror Expenses, on or before the fifth Business Day following such termination; or

(2)           received on or after the Company No-Shop Period Start Date, then the Company shall pay to Acquiror, by wire transfer of immediately available funds, the Termination Payment, on or before the fifth Business Day following such termination; or

(v)           by either Acquiror or the Company pursuant to Section 9.1(h), then Acquiror shall pay to the Company, by wire transfer of immediately available funds, the Termination Payment, on or before the fifth Business Day following such termination.

(c)           The Company and Acquiror agree that the agreements contained in Section 9.2(b) are integral parts of the transactions contemplated by this Agreement, and that such amount does not constitute a penalty.  If the Company or Acquiror, as the case may be, fails to pay the other party the amounts due under such Section 9.2(b) within the time periods specified in such section, the Company or Acquiror, as the case may be, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the Company or Acquiror, as the case may be, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in the New York City edition of the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

9.3.           Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the Required Company Vote; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by the stockholders of the Company without such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4.           Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS

10.1.           Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2.           Expenses.  All costs and expenses incurred by Acquiror in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by Acquiror, whether or not the Merger is consummated, except as provided in Section 9.2 hereof.  All expenses incurred in connection with printing and mailing of the Form S-4 and the Proxy Statement/Prospectus and in connection with notices or other filings with any Governmental Entities under any Laws shall be paid by Acquiror.  Acquiror shall reimburse the Company, or pay on its behalf, all costs and expenses incurred by the Company in connection with this Agreement, the Merger and the other transactions contemplated hereby whether or not the Merger is consummated,  within seven days of the Company’s delivery to Acquiror of an invoice for any such cost or expense, up to a maximum of $125,000.

10.3.           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)           if to Acquiror or Merger Sub, to:

As Seen On TV, Inc.
14044 Icot Boulevard
Clearwater, Florida 33760
Attn:  Steve Rogai
Chief Executive Officer
Fax:

with a copy to (which shall not constitute notice):

Pearlman and Schneider, LLP
2200 Corporate Blvd., NW, Suite 210
Boca Raton, Florida 33431
Attn:  Brian A. Pearlman, Esq.
Fax:  (561) 362-9612

(b)           if to the Company, to:

eDiets.com, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, Florida  33334
Attn:           Mr. Kevin A. Richardson, II
Fax:

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.
401 East Las Olas Boulevard
Ft. Lauderdale, FL 33301
Attn:           Kara MacCullough, Esq.
Fax: (954)765-1477

10.4.           Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The term “person” as used in this Agreement shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, government or any agency or political subdivision thereof, or any other entity or any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  In this Agreement, all references to “dollars” or “$”are to United States dollars.  The term “knowledge”, when used in this Agreement means, (i) with respect to Acquiror, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.4 of the Acquiror Disclosure Letter, and (ii) with respect to the Company, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.4 of the Company Disclosure Letter.

10.5.           Counterparts.  This Agreement may be executed by facsimile (or other electronic means) and in counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.6.           Entire Agreement.  This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with the provisions thereof.

10.7.           Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed and construed in accordance with the Laws of the State of Florida (except to the extent that mandatory provisions of federal Law are applicable).

(a)           Each of Acquiror, Merger Sub and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the state or federal courts located in Broward County, Florida, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of Acquiror, Merger Sub and the Company hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.7, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction.  Each of Acquiror, Merger Sub and the Company irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any and all rights to trial by jury in connection with any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(b)           Each of Acquiror, Merger Sub and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in any action, suit or proceeding arising out of or relating to this Agreement by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address specified pursuant to Section 10.3, such service of process to be effective upon acknowledgment of receipt of such registered mail.

(c)           Each of Acquiror, Merger Sub and the Company expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of Florida and of the United States of America; provided, that consent by the parties to jurisdiction and service contained in this Section 10.7 is solely for the purpose referred to in this Section 10.7 and shall not be deemed to be a general submission to said courts or in the State of Florida other than for such purpose.

10.8.           Severability.  Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders.  Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.9.           Publicity.  Acquiror and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by Law or the rules and regulations of the OTCQB or the OTCBB, as the case may be. Without limiting the preceding sentence, Acquiror and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.  In addition, the Company and its Subsidiaries shall (a) consult with Acquiror regarding communications with customers, stockholders, prospective investors and employees related to the transactions contemplated by this Agreement, (b) provide Acquiror with stockholder lists of the Company from time to time as requested by Acquiror and (c) allow and facilitate Acquiror contact with stockholders of the Company and other prospective investors.

10.10.           Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties (which shall not be unreasonably withheld or delayed).  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Except as otherwise specifically provided in Section 7.8 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.11.           Construction.  This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same.  Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same.  Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

10.12.           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including consummation of the Merger), this being in addition to any other remedy to which they are entitled at law or in equity.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

AS SEEN ON TV, INC. By: /s/ Steve Rogai Name: Steve Rogai Title: President/CEO
EDIETS ACQUISITION COMPANY By: /s/ Steve Rogai Name: Title:
EDIETS.COM, INC. By: /s/ Kevin A. Richardson II Name: Kevin A. Richardson II Title: Chairman
By: /s/ Kevin A. Richardson II Name: Kevin Richardson (solely for the purpose of the obligations contained in Section 7.19 herein) Title: Chairman
By: /s/ Lee Isgur Name: Lee Isgur (solely for the purpose of the obligations contained in Section 7.19 herein) Title:

EXHIBIT A TO THE MERGER AGREEMENT

Amended and Restated Certificate of Incorporation of the Surviving Company

1.  Name.  The name of the Corporation is eDiets.com, Inc.

2.  Registered Office and Agent.  The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.  The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

3.  Purpose.  The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and to possess and exercise all of the powers and privileges granted by such law and any other law of Delaware.

4.  Authorized Capital.  The aggregate number of shares of stock which the Corporation shall have the authority to issue is One Hundred (100) shares, all of which are of one class and are designated as Common Stock and each of which has a par value of One Cent ($0.01).

5.  Bylaws.  The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

6.  Election of Directors.  Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7.  Right to Amend.  The Corporation reserves the right to amend any provision contained in this Certificate as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

8.  Unanimous Written Consent Required.  If any action is to be taken by stockholders without a meeting, such action must be authorized by unanimous written consent signed by all of the holders of outstanding stock.

9.  Limitation on Liability.  The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law of Delaware.  Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.  Any repeal or modification of this Section 9 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.